Semiannual Report

DECEMBER 31, 2008

Waddell & Reed Advisors Accumulative Fund

Waddell & Reed Advisors Core Investment Fund

Waddell & Reed Advisors Science and Technology Fund



CONTENTS

This report is submitted for the general information of the shareholders of Waddell & Reed Advisors Funds, Inc. It is not authorized for distribution to prospective investors in the Fund unless preceded or accompanied by a current Waddell & Reed Advisors Funds, Inc. prospectus and current Fund performance information.

President's Letter

December 31, 2008



DEAR SHAREHOLDER:

Not since the 1930s have investors faced so many challenges. A severe global credit crunch took hold this past calendar year as commodity prices collapsed. The financial sector faced extreme stress as the country's largest savings and loan, its largest insurer, its two largest mortgage providers, its largest brokerage firm and a leading commercial bank all either were the subject of a takeover, government bailout or failure.

Since June 2008, confidence has been shaken in equity and corporate bond markets around the globe, and mutual fund returns of the past year reflect the emotional insecurity that comes with hard times and recession. One encouraging sign is that it appeared to us that the equity market's long process of forming a bottom may have begun in late autumn. Also, in some parts of the fixed-income market, there were tremendous rallies in late 2008. Most occurred in government-supported securities, where the U.S. government either slashed rates or had indicated or purchased securities bonds through the Federal Reserve or the U.S. Treasury. Enclosed is our report on your Waddell & Reed Advisors equity funds' operations for the six-month period ended Dec. 31, 2008. For the same six-month period, the Standard & Poor's 500 Index dropped 22.56 percent.

A need for global leadership

We believe that today's U.S. government safety nets and financial safeguards – including the Fed, deposit insurance on bank accounts, unemployment insurance, municipal bond default insurance and social security – are likely to help cushion the effects of the economic downturn that our country now faces. However, the scope of the current financial crisis is global, and this is a new phenomenon. It will likely test whether we are becoming one world that can act together for the common good, or one where national trade supremacy, resource hoarding or parochial political interests take precedence. We are encouraged by the new Obama administration's swift steps to build a team that we hope can learn from the many lessons of history and take additional action to revive economic growth and restore investor faith.

As shown in the Economic Snapshot table that accompanies this letter, the U.S. economy at Dec. 31, 2008 is not in as good as shape as it was six months earlier. The unemployment rate is higher. The economy is shrinking. For consumers, the good news is that inflation is much lower and oil prices are less than a third what they were six months ago. Mortgage rates are also lower, and could be headed further down.

Economic Snapshot		
	12-31-2008	6-30-2008
U.S unemployment rate	7.20%	5.50%
Inflation (U.S. Consumer Price Index)	0.10%	5.00%
U.S. GDP	−3.80%	1.90%
30 year fixed mortgage rate	5.10%	6.45%
Oil price per barrel	$44.60	$140.00

Source: Bloomberg, U.S. Department of Labor

All government statistics shown are subject to periodic revision.

The U.S. Consumer Price Index is the government's measure of the change in the retail cost of goods and services. Gross domestic product measures year-over-year changes in the output of goods and services. Mortgage rates shown reflect the average rate on a conventional loan with a 60-day lender commitment. Oil prices reflect the market price of West Texas intermediate grade crude.

We believe that the investing and economic climate will get better in time, although not right away. With perseverance, initiative and ingenuity, we believe the strengths of our nation's character will surface and prosperity will be restored. In this uncertain environment, we believe a very strong effort to manage risk is paramount. With that approach in mind, we will strive to earn your continued confidence.

Respectfully,

Henry J Herrmann

Henry J. Herrmann, CFA
President

The opinions expressed in this letter are those of the President of Waddell & Reed Advisors Funds, Inc., and are current only through the end of the period of the report, as stated on the cover. The President's views are subject to change at any time, based on market and other conditions, and no forecasts can be guaranteed.

Illustration of Fund Expenses

As a shareholder of a Fund, you incur two types of costs: (1) transaction costs, including sales charges (loads) on purchase payments, redemption fees and exchange fees; and (2) ongoing costs, including management fees, distribution and service fees, and other Fund expenses. The following tables are intended to help you understand your ongoing costs (in dollars) of investing in a Fund and to compare these costs with the ongoing costs of investing in other mutual funds. Each example is based on an investment of $1,000 invested at the beginning of the period and held for the six-month period ended December 31, 2008.

Actual Expenses

The first line for each share class in the following tables provides information about actual account values and actual expenses. You may use the information in this line, together with the amount you invested, to estimate the expenses that you paid over the period. Simply divide your account value by $1,000 (for example, a $7,500 account value divided by $1,000 = 7.5), then multiply the result by the number in the first line under the heading entitled "Expenses Paid During Period" to estimate the expenses you paid on your account during this period. There may be additional fees charged to holders of certain accounts that are not included in the expenses shown in the tables. These fees apply to Individual Retirement Accounts (IRAs), IRA Rollovers, Roth IRAs, Conversion Roth IRAs, Simplified Employee Pension (SEP), Simple IRAs, Tax-Sheltered Accounts (TSAs), Keogh Plans, Owner Only 401(k) (Exclusive K) Plans and Final Pay Plans. As of the close of the six months covered by the tables, a customer is charged an annual fee of $15 within each plan type. This fee is waived for IRA Rollovers and Conversion Roth IRAs if the customer owns another type of IRA. Coverdell Education Savings Account plans are charged an annual fee of $10 per customer. You should consider the additional fees that were charged to your Fund account over the six-month period when you estimate the total ongoing expenses paid over the period and the impact of these fees on your ending account value as such additional expenses are not reflected in the information provided in the expense tables. Additional fees have the effect of reducing investment returns.

Hypothetical Example for Comparison Purposes

The second line for each share class in the following tables provides information about hypothetical account values and hypothetical expenses based on a Fund's actual expense ratio and an assumed rate of return of five percent per year before expenses, which is not the Fund's actual return. The hypothetical account values and expenses may not be used to estimate the actual ending account balance or expenses you paid for the period. You may use this information to compare the ongoing costs of investing in a Fund and other funds. To do so, compare this five percent hypothetical example with the five percent hypothetical examples that appear in the shareholder reports of the other funds.

Please note that the expenses shown in the table are meant to highlight your ongoing costs only and do not reflect any transactional costs, such as sales charges (loads), redemption fees or exchange fees. Therefore, the second line of each share class in the tables is useful in comparing ongoing costs only, and will not help you determine the relative total costs of owning different funds. In addition, if these transactional costs were included, your costs would have been higher.

Accumulative Fund Expenses

For the Six Months Ended December 31, 2008	Beginning Account Value 6-30-08	Ending Account Value 12-31-08	Annualized Expense Ratio Based on the Six-Month Period	Expenses Paid During Period*
Based on Actual Fund Return[1]				
Class A	$1,000	$ 654.20	1.17%	$ 4.88
Class B	$1,000	$ 651.00	2.28%	$ 9.49
Class C	$1,000	$ 650.70	2.20%	$ 9.16
Class Y	$1,000	$ 655.40	0.87%	$ 3.64
Based on 5% Return[2]				
Class A	$1,000	$1,019.31	1.17%	$ 5.96
Class B	$1,000	$1,013.71	2.28%	$11.58
Class C	$1,000	$1,014.11	2.20%	$11.18
Class Y	$1,000	$1,020.81	0.87%	$ 4.45

Core Investment Fund Expenses

For the Six Months Ended December 31, 2008	Beginning Account Value 6-30-08	Ending Account Value 12-31-08	Annualized Expense Ratio Based on the Six-Month Period	Expenses Paid During Period*
Based on Actual Fund Return[1]				
Class A	$1,000	$ 710.30	1.13%	$ 4.87
Class B	$1,000	$ 704.70	2.28%	$ 9.80
Class C	$1,000	$ 705.80	2.18%	$ 9.38
Class Y	$1,000	$ 711.40	0.81%	$ 3.51
Based on 5% Return[2]				
Class A	$1,000	$1,019.51	1.13%	$ 5.76
Class B	$1,000	$1,013.71	2.28%	$11.58
Class C	$1,000	$1,014.21	2.18%	$11.08
Class Y	$1,000	$1,021.11	0.81%	$ 4.14

See footnotes on page 7.

Science and Technology Fund Expenses

For the Six Months Ended December 31, 2008	Beginning Account Value 6-30-08	Ending Account Value 12-31-08	Annualized Expense Ratio Based on the Six-Month Period	Expenses Paid During Period*
Based on Actual Fund Return[1]				
Class A	$1,000	$ 719.30	1.39%	$ 6.02
Class B	$1,000	$ 714.50	2.56%	$11.06
Class C	$1,000	$ 715.10	2.50%	$10.81
Class Y	$1,000	$ 720.80	1.03%	$ 4.47
Based on 5% Return[2]				
Class A	$1,000	$1,018.21	1.39%	$ 7.06
Class B	$1,000	$1,012.31	2.56%	$12.98
Class C	$1,000	$1,012.61	2.50%	$12.68
Class Y	$1,000	$1,020.01	1.03%	$ 5.25

*Fund Expenses for each share class are equal to the Fund's annualized expense ratio for each share class (provided in the table), multiplied by the average account value over the period, multiplied by 184 days in the six-month period ended December 31, 2008, and divided by 365.

(1)This section uses the Fund's actual total return and actual Fund expenses. It is a guide to the actual expenses paid by the Fund in the period. The "Ending Account Value" shown is computed using the Fund's actual return and the "Expenses Paid During Period" column shows the dollar amount that would have been paid by an investor who started with $1,000 in the Fund. A shareholder may use the information here, together with the dollar amount invested, to estimate the expenses that were paid over the period. For every thousand dollars a shareholder has invested, the expenses are listed in the last column.

(2)This section uses a hypothetical five percent annual return and actual Fund expenses. It helps to compare the Fund's ongoing costs with other mutual funds. A shareholder can compare the Fund's ongoing costs by comparing this hypothetical example with the hypothetical examples that appear in shareholder reports of other funds.

The above illustration is based on ongoing costs only and does not include any transactional costs, such as sales loads, redemption fees or exchange fees.

SHAREHOLDER SUMMARY OF ACCUMULATIVE FUND

Portfolio Highlights

On December 31, 2008, Waddell & Reed Advisors Accumulative Fund had net assets totaling $1,182,024 (in thousands) invested in a diversified portfolio of:

84.78%	Domestic Common Stocks
12.55%	Cash and Cash Equivalents
2.67%	Foreign Common Stocks

Sector Weightings

As a shareholder of the Fund, for every $100 you had invested on December 31, 2008, your fund owned:



	Stocks.	**$87.45**
	Industrials	$22.21
	Information Technology.	$14.73
	Energy.	$11.96
	Financials	$ 9.55
	Consumer Staples	$ 8.80
	Materials	$ 6.00
	Utilities.	$ 5.87
	Consumer Discretionary	$ 5.86
	Health Care.	$ 1.96
	Telecommunication Services	$ 0.51
	Cash and Cash Equivalents.	**$12.55**

The Investments of Accumulative Fund

December 31, 2008
(In Thousands)   *(Unaudited)*

COMMON STOCKS	Shares	Value
Aerospace & Defense – 12.29%		
Boeing Company (The)	275	$ 11,734
General Dynamics Corporation	789	45,416
Ladish Co., Inc. (A)	133	1,846
Precision Castparts Corp.	457	27,176
Raytheon Company	360	18,374
Rockwell Collins, Inc.	630	24,627
United Technologies Corporation	300	16,080
		145,253
Airlines – 1.09%		
Southwest Airlines Co.	1,503	12,952
Apparel, Accessories & Luxury Goods – 1.14%		
Coach, Inc. (A)(B)	410	8,516
Under Armour, Inc., Class A (A)(B)	210	5,006
		13,522
Asset Management & Custody Banks – 0.82%		
Janus Capital Group Inc.	1,201	9,640
Biotechnology – 0.49%		
Amgen Inc. (A)	100	5,775
Brewers – 1.08%		
Molson Coors Brewing Company, Class B	260	12,719
Communications Equipment – 3.58%		
Cisco Systems, Inc. (A)	1,000	16,300
Nokia Corporation, Series A, ADR	760	11,856
QUALCOMM Incorporated	170	6,091
Research In Motion Limited (A)	200	8,116
		42,363
Computer Hardware – 5.15%		
Apple Inc. (A)	220	18,777
Hewlett-Packard Company (B)	1,160	42,097
		60,874
Construction & Engineering – 1.65%		
Chicago Bridge & Iron Company N.V., NY Shares	500	5,025
Fluor Corporation	140	6,282
Foster Wheeler Ltd. (A)(B)	350	8,183
		19,490

See Notes to Schedule of Investments on page 14.

The Investments of Accumulative Fund

December 31, 2008
(In Thousands)   *(Unaudited)*

COMMON STOCKS (Continued)	Shares	Value
Construction & Farm Machinery & Heavy Trucks – 4.11%		
Bucyrus International, Inc., Class A	701	$ 12,983
Deere & Company	774	29,675
Manitowoc Company, Inc. (The)	690	5,975
		48,633
Data Processing & Outsourced Services – 1.08%		
Visa Inc., Class A	243	12,745
Department Stores – 1.82%		
Kohl's Corporation (A)(B)	365	13,213
Macy's Inc.	500	5,175
Nordstrom, Inc.	230	3,061
		21,449
Diversified Banks – 1.75%		
Wells Fargo & Company	700	20,636
Electric Utilities – 2.12%		
Allegheny Energy, Inc.	240	8,127
Exelon Corporation	305	16,961
		25,088
Environmental & Facilities Services – 0.64%		
Waste Connections, Inc. (A)	240	7,577
Fertilizers & Agricultural Chemicals – 2.23%		
Monsanto Company	310	21,815
Scotts Miracle-Gro Company (The)	155	4,607
		26,422
Gas Utilities – 1.35%		
Equitable Resources, Inc.	475	15,936
Health Care Equipment – 1.11%		
Hologic, Inc. (A)	1,000	13,070
Household Products – 1.52%		
Procter & Gamble Company (The)	290	17,928
Hypermarkets & Super Centers – 2.49%		
Costco Wholesale Corporation	395	20,738
Wal-Mart Stores, Inc.	155	8,689
		29,427

See Notes to Schedule of Investments on page 14.

The Investments of Accumulative Fund

December 31, 2008
(In Thousands)   *(Unaudited)*

COMMON STOCKS (Continued)	Shares	Value
Independent Power Producers & Energy Traders – 2.40%		
Mirant Corporation (A)	650	$ 12,265
NRG Energy, Inc. (A)	690	16,098
		28,363
Integrated Oil & Gas – 6.71%		
Chevron Corporation	255	18,862
ConocoPhillips	350	18,130
Exxon Mobil Corporation	530	42,310
		79,302
Investment Banking & Brokerage – 2.30%		
Goldman Sachs Group, Inc. (The) (B)	323	27,216
Metal & Glass Containers – 0.53%		
Pactiv Corporation (A)	250	6,220
Oil & Gas Drilling – 1.62%		
Patterson-UTI Energy, Inc.	840	9,669
Transocean Inc. (A)	200	9,450
		19,119
Oil & Gas Equipment & Services – 3.17%		
Schlumberger Limited	650	27,514
Smith International, Inc.	438	10,017
		37,531
Oil & Gas Exploration & Production – 0.46%		
Ultra Petroleum Corp. (A)	156	5,394
Other Diversified Financial Services – 2.67%		
J.P. Morgan Chase & Co. (B)	1,000	31,530
Paper Packaging – 0.98%		
Sealed Air Corporation	775	11,579
Pharmaceuticals – 0.36%		
Abbott Laboratories	80	4,270
Property & Casualty Insurance – 0.78%		
ACE Limited	175	9,261

See Notes to Schedule of Investments on page 14.

The Investments of Accumulative Fund

December 31, 2008
(In Thousands) *(Unaudited)*

COMMON STOCKS (Continued)	Shares	Value
Railroads – 2.43%		
Union Pacific Corporation	600	$ 28,680
Restaurants – 2.90%		
Jack in the Box Inc. (A).	75	1,657
McDonald's Corporation	525	32,650
		34,307
Semiconductors – 1.02%		
Broadcom Corporation, Class A (A)	75	1,273
Intel Corporation	400	5,864
Microchip Technology Incorporated	250	4,882
		12,019
Soft Drinks – 1.62%		
PepsiCo, Inc.	350	19,169
Specialized Finance – 1.23%		
CME Group Inc. (B)	70	14,567
Specialty Chemicals – 1.78%		
Albemarle Corporation	651	14,508
Ecolab Inc.	185	6,503
		21,011
Steel – 0.48%		
Allegheny Technologies Incorporated	225	5,744
Systems Software – 3.90%		
Microsoft Corporation (B).	2,375	46,170
Tobacco – 2.09%		
Altria Group, Inc.	250	3,765
Lorillard, Inc. (B)	372	20,968
		24,733
Wireless Telecommunication Service – 0.51%		
NII Holdings, Inc. (A)	330	5,999
TOTAL COMMON STOCKS – 87.45%		**$1,033,683**

(Cost: $1,302,266)

See Notes to Schedule of Investments on page 14.

The Investments of Accumulative Fund

December 31, 2008
(In Thousands)   *(Unaudited)*

SHORT-TERM SECURITIES	Principal	Value
Commercial Paper		
Air Products and Chemicals, Inc.,		
0.050%, 1–2–09	$3,155	$ 3,155
American Honda Finance Corp.,		
0.250%, 3–3–09	4,000	3,998
AT&T Inc.,		
0.180%, 2–12–09	5,000	4,999
Coca-Cola Company (The),		
2.025%, 1–20–09	5,000	4,995
CVS Caremark Corporation,		
5.500%, 1–20–09	15,000	14,956
Hershey Company (The),		
0.200%, 1–8–09	10,000	10,000
Hewlett-Packard Company:		
0.200%, 1–15–09	10,000	9,999
0.300%, 1–27–09	7,000	6,998
ITT Corporation,		
2.000%, 1–5–09	4,000	3,999
Kitty Hawk Funding Corp.:		
0.300%, 1–9–09	10,000	9,999
0.750%, 3–17–09	5,000	4,992
McCormick & Co. Inc.:		
0.150%, 1–2–09	4,000	4,000
1.450%, 2–27–09	5,000	4,989
Praxair Inc.,		
0.120%, 2–17–09	16,000	15,997
Procter & Gamble International Funding S.C.A.		
(Procter & Gamble Company (The)),		
1.100%, 1–8–09	10,000	9,998
Sara Lee Corporation:		
1.250%, 1–7–09	10,000	9,998
1.000%, 1–9–09	5,000	4,999
Siemens Capital Corp.,		
0.150%, 1–8–09	10,000	10,000
Toyota Motor Credit Corporation,		
0.550%, 1–28–09	23,000	22,991
TOTAL SHORT-TERM SECURITIES – 13.63%		**$ 161,062**
(Cost: $161,062)		
TOTAL INVESTMENT SECURITIES – 101.08%		**$1,194,745**
(Cost: $1,463,328)		
LIABILITIES, NET OF CASH AND OTHER ASSETS – (1.08%)		**(12,721)**
NET ASSETS – 100.00%		**$1,182,024**

See Notes to Schedule of Investments on page 14.

The Investments of Accumulative Fund

December 31, 2008
(In Thousands)   *(Unaudited)*

Notes to Schedule of Investments

(A) No dividends were paid during the preceding 12 months.

(B) Securities serve as cover for the following written options outstanding at December 31, 2008:

Underlying Security	Contracts Subject to Call	Expiration Month/ Exercise Price	Premium Received	Market Value
ACE Limited:	—*	February/60.0	$ 35	$ 24
Allegheny Technologies Incorporated:	—*	January/30.0	54	16
Apple Inc.:	—*	January/100.0	115	24
CME Group Inc.:	—*	March/280.0	259	69
	—*	March/310.0	88	15
Coach, Inc.:	1	January/25.0	91	14
	1	February/25.0	164	84
ConocoPhillips:	1	January/60.0	81	6
	1	February/65.0	309	45
Fluor Corporation:	—*	January/52.5	114	16
	—*	January/57.5	25	1
	1	April/60.0	150	129
Foster Wheeler Ltd.:	1	February/35.0	101	22
Goldman Sachs Group, Inc. (The):	1	January/90.0	97	132
	1	January/95.0	211	150
	1	January/100.0	151	28
Google Inc., Class A:	—*	January/370.0	45	4
Hewlett-Packard Company:	1	February/42.5	122	46
J.P. Morgan Chase & Co.:	2	January/37.5	261	33
Kohl's Corporation:	1	April/50.0	133	73
	1	April/55.0	104	40
Lorillard, Inc.:	1	January/65.0	171	9
Monsanto Company:	—*	January/90.0	104	2
NII Holdings, Inc.:	1	March/30.0	89	20
NRG Energy, Inc.:	1	January/30.0	64	5
	1	March/32.5	182	48
Raytheon Company:	1	February/57.5	148	49
Under Armour, Inc., Class A:	—*	January/25.0	126	32
	—*	January/30.0	43	5
	—*	April/35.0	81	21
	—*	April/40.0	58	9

See Accompanying Notes to Financial Statements.

The Investments of Accumulative Fund

December 31, 2008
(In Thousands)   *(Unaudited)*

Notes to Schedule of Investments (Continued)

Underlying Security	Contracts Subject to Call	Expiration Month/ Exercise Price	Premium Received	Market Value
Visa Inc., Class A:	1	January/60.0	106	8
	–*	March/65.0	32	10
	–*	March/70.0	46	7
Wells Fargo & Company:	1	January/35.0	119	26
			$4,079	$1,222

Underlying Security	Contracts Subject to Put	Expiration Month/ Exercise Price	Premium Received	Market Value
Apple Inc.:	–*	January/115.0	$ 55	$ 428
	–*	April/105.0	447	641
ConocoPhillips:	1	February/65.0	1,100	972
Costco Wholesale Corporation:	–*	January/50.0	36	39
	1	January/55.0	177	254
Fluor Corporation:	–*	April/50.0	692	409
General Dynamics Corporation:	1	January/75.0	78	1,207
Gilead Sciences, Inc.:	2	January/42.5	161	33
	3	January/45.0	438	116
Goldman Sachs Group, Inc. (The):	–*	January/115.0	158	1,038
	–*	January/120.0	1,194	914
Google Inc., Class A:	–*	January/380.0	241	1,917
	–*	March/380.0	1,328	1,763
Janus Capital Group Inc.:	1	January/17.5	99	1,211
NIKE, Inc., Class B:	1	January/50.0	229	194
Precision Castparts Corp.:	1	January/70.0	1,481	1,124
	–*	January/75.0	53	45
Southwest Airlines Co.:	4	January/12.5	290	1,550
Union Pacific Corporation:	1	January/62.5	161	1,369
	1	February/50.0	410	277
	1	May/60.0	1,335	1,290
Visa Inc., Class A:	1	January/50.0	158	138
YUM! Brands, Inc.:	1	January/30.0	80	36
			$10,401	$16,965

*Not shown due to rounding as amount is less than 500

The following acronym is used throughout this portfolio:
ADR = American Depositary Receipts

See Accompanying Notes to Financial Statements.

Statement of Assets and Liabilities

ACCUMULATIVE FUND
December 31, 2008
(In Thousands, Except for Per Share Amounts)   *(Unaudited)*

ASSETS

Investment securities – at value: (cost – $1,463,328)	$1,194,745
Receivables:	
Investment securities sold.	53,984
Dividends and interest.	1,397
Fund shares sold.	1,100
Prepaid and other assets	65
Total assets	1,251,291

LIABILITIES

Payable for investment securities purchased	45,946
Outstanding written options – at value (premium received – $14,480) . . .	18,187
Payable to Fund shareholders	4,156
Accrued shareholder servicing.	354
Accrued distribution and service fees.	230
Due to custodian.	85
Accrued accounting services fee	22
Accrued management fee	21
Other.	266
Total liabilities.	69,267
Total net assets	$1,182,024

NET ASSETS

$1.00 par value capital stock:	
Capital stock	$ 228,621
Additional paid-in capital	1,464,821
Accumulated loss:	
Accumulated net investment loss	(351)
Accumulated net realized loss on investment transactions	(238,778)
Net unrealized depreciation in value of investments.	(272,289)
Net assets applicable to outstanding units of capital.	$1,182,024
Net asset value per share (net assets divided by shares outstanding):	
Class A	$5.18
Class B	$4.85
Class C	$4.88
Class Y	$5.18
Capital shares outstanding:	
Class A	220,740
Class B	5,482
Class C	1,753
Class Y	646
Capital shares authorized	660,000

See Accompanying Notes to Financial Statements.

Statement of Operations

ACCUMULATIVE FUND

For the Six Months Ended December 31, 2008
(In Thousands)   *(Unaudited)*

INVESTMENT INCOME

Income:

Dividends (net of foreign withholding taxes of $49)	$ 12,339
Interest and amortization	1,104
Total income	13,443

Expenses:

Investment management fee	5,105
Distribution and service fees:	
Class A	1,815
Class B	179
Class C	53
Shareholder servicing:	
Class A	1,539
Class B	101
Class C	26
Class Y	3
Accounting services fee	130
Custodian fees	57
Legal fees	39
Audit fees	19
Other	196
Total	9,262
Less expenses in excess of limit	(226)
Total expenses	9,036
Net investment income	4,407

REALIZED AND UNREALIZED LOSS ON INVESTMENTS

Realized net loss on securities	(81,926)
Realized net loss on written options	(6,375)
Realized net loss on investments	(88,301)
Unrealized depreciation in value of securities during the period	(545,894)
Unrealized depreciation in value of written options during the period	(1,676)
Unrealized depreciation in value of investments during the period	(547,570)
Net loss on investments	(635,871)
Net decrease in net assets resulting from operations	$(631,464)

See Accompanying Notes to Financial Statements.

Statement of Changes in Net Assets

ACCUMULATIVE FUND
(In Thousands)   *(Unaudited)*

	For the six months ended December 31 2008	For the fiscal year ended June 30, 2008
DECREASE IN NET ASSETS		
Operations:		
Net investment income	$ 4,407	$ 5,007
Realized net gain (loss) on investments	(88,301)	109,498
Unrealized depreciation.	(547,570)	(216,805)
Net decrease in net assets resulting from operations	(631,464)	(102,300)
Distributions to shareholders from:		
Net investment income:		
Class A	(5,904)	(5,058)
Class B	—	—
Class C	—	—
Class Y	(31)	(21)
Realized gains on investment transactions:		
Class A	—	—
Class B	—	—
Class C	—	—
Class Y	—	—
	(5,935)	(5,079)
Capital share transactions	(31,489)	(119,465)
Total decrease	(668,888)	(226,844)
NET ASSETS		
Beginning of period.	1,850,912	2,077,756
End of period.	$1,182,024	$1,850,912
Accumulated undistributed net investment income (loss)	$ (351)	$ 1,176

See Accompanying Notes to Financial Statements.

Financial Highlights

ACCUMULATIVE FUND
Class A Shares
For a Share of Capital Stock Outstanding Throughout Each Period: *(Unaudited)*

	For the six months ended 12-31-08	For the fiscal year ended June 30,				
		2008	2007	2006	2005	2004
Net asset value, beginning of period	$7.96	$8.42	$6.83	$6.28	$5.79	$5.19
Income (loss) from investment operations:						
Net investment income	0.02	0.02	0.03	0.01	0.04	0.01
Net realized and unrealized gain (loss) on investments	(2.77)	(0.46)	1.59	0.54	0.49	0.60
Total from investment operations	(2.75)	(0.44)	1.62	0.55	0.53	0.61
Less distributions from:						
Net investment income	(0.03)	(0.02)	(0.03)	(0.00)*	(0.04)	(0.01)
Capital gains	(0.00)	(0.00)	(0.00)	(0.00)	(0.00)	(0.00)
Total distributions.	(0.03)	(0.02)	(0.03)	(0.00)*	(0.04)	(0.01)
Net asset value, end of period	$5.18	$7.96	$8.42	$6.83	$6.28	$5.79
Total return[1]	-34.58%	–5.22%	23.70%	8.82%	9.11%	11.78%
Net assets, end of period (in millions).	$1,144	$1,786	$1,995	$1,879	$1,895	$1,971
Ratio of expenses to average net assets including expense waiver	1.17%[2]	1.08%	1.11%	1.14%	1.16%	1.17%
Ratio of net investment income to average net assets including expense waiver	0.62%[2]	0.29%	0.39%	0.17%	0.62%	0.23%
Ratio of expenses to average net assets excluding expense waiver	1.19%[2]	1.11%	1.13%	1.14%[3]	1.16%[3]	1.17%[3]
Ratio of net investment income to average net assets excluding expense waiver	0.60%[2]	0.26%	0.37%	0.17%[3]	0.62%[3]	0.23%[3]
Portfolio turnover rate	29%	62%	67%	39%	68%	483%

*Not shown due to rounding.
(1) Total return calculated without taking into account the sales load deducted on an initial purchase.
(2) Annualized.
(3) There was no waiver of expenses during the period.

See Accompanying Notes to Financial Statements.

Financial Highlights

ACCUMULATIVE FUND
Class B Shares
For a Share of Capital Stock Outstanding Throughout Each Period: *(Unaudited)*

	For the six months ended 12-31-08	For the fiscal year ended June 30,				
		2008	2007	2006	2005	2004
Net asset value, beginning of period	$7.46	$7.95	$6.49	$6.03	$5.59	$5.06
Income (loss) from investment operations:						
Net investment loss	(0.08)	(0.14)	(0.10)	(0.08)	(0.04)	(0.04)
Net realized and unrealized gain (loss) on investments.	(2.53)	(0.35)	1.56	0.54	0.48	0.57
Total from investment operations	(2.61)	(0.49)	1.46	0.46	0.44	0.53
Less distributions from:						
Net investment income	(0.00)	(0.00)	(0.00)	(0.00)	(0.00)	(0.00)
Capital gains	(0.00)	(0.00)	(0.00)	(0.00)	(0.00)	(0.00)
Total distributions.	(0.00)	(0.00)	(0.00)	(0.00)	(0.00)	(0.00)
Net asset value, end of period	$4.85	$7.46	$7.95	$6.49	$6.03	$5.59
Total return	−34.90%	−6.29%	22.50%	7.63%	7.87%	10.47%
Net assets, end of period (in millions).	$27	$46	$60	$59	$61	$63
Ratio of expenses to average net assets including expense waiver	2.28%[1]	2.11%	2.16%	2.21%	2.28%	2.30%
Ratio of net investment loss to average net assets including expense waiver	−0.49%[1]	−0.73%	−0.65%	−0.91%	−0.50%	−0.90%
Ratio of expenses to average net assets excluding expense waiver	2.30%[1]	2.14%	2.18%	2.21%[2]	2.28%[2]	2.30%[2]
Ratio of net investment loss to average net assets excluding expense waiver	−0.51%[1]	−0.76%	−0.67%	−0.91%[2]	−0.50%[2]	−0.90%[2]
Portfolio turnover rate	29%	62%	67%	39%	68%	483%

(1) Annualized.
(2) There was no waiver of expenses during the period.

See Accompanying Notes to Financial Statements.

Financial Highlights

ACCUMULATIVE FUND
Class C Shares
For a Share of Capital Stock Outstanding Throughout Each Period: *(Unaudited)*

	For the six months ended 12-31-08	For the fiscal year ended June 30,				
		2008	2007	2006	2005	2004
Net asset value, beginning of period	$7.50	$7.99	$6.52	$6.06	$5.61	$5.07
Income (loss) from investment operations:						
Net investment loss	(0.02)	(0.13)	(0.09)	(0.06)	(0.04)	(0.04)
Net realized and unrealized gain (loss) on investments.	(2.60)	(0.36)	1.56	0.52	0.49	0.58
Total from investment operations	(2.62)	(0.49)	1.47	0.46	0.45	0.54
Less distributions from:						
Net investment income	(0.00)	(0.00)	(0.00)	(0.00)	(0.00)	(0.00)
Capital gains	(0.00)	(0.00)	(0.00)	(0.00)	(0.00)	(0.00)
Total distributions.	(0.00)	(0.00)	(0.00)	(0.00)	(0.00)	(0.00)
Net asset value, end of period	$4.88	$7.50	$7.99	$6.52	$6.06	$5.61
Total return	−34.93%	−6.13%	22.55%	7.59%	8.02%	10.65%
Net assets, end of period (in millions).	$9	$14	$18	$17	$17	$18
Ratio of expenses to average net assets including expense waiver	2.20%[1]	2.06%	2.11%	2.16%	2.20%	2.16%
Ratio of net investment loss to average net assets including expense waiver	−0.40%[1]	−0.68%	−0.60%	−0.85%	−0.40%	−0.76%
Ratio of expenses to average net assets excluding expense waiver	2.22%[1]	2.09%	2.13%	2.16%[2]	2.20%[2]	2.16%[2]
Ratio of net investment loss to average net assets excluding expense waiver	−0.42%[1]	−0.71%	−0.62%	−0.85%[2]	−0.40%[2]	−0.76%[2]
Portfolio turnover rate	29%	62%	67%	39%	68%	483%

(1)Annualized.
(2)There was no waiver of expenses during the period.

See Accompanying Notes to Financial Statements.

Financial Highlights

ACCUMULATIVE FUND
Class Y Shares
For a Share of Capital Stock Outstanding Throughout Each Period: *(Unaudited)*

	For the six months ended 12-31-08	For the fiscal year ended June 30,				
		2008	**2007**	**2006**	**2005**	**2004**
Net asset value, beginning of period	$7.99	$8.43	$6.85	$6.29	$5.79	$5.20
Income (loss) from investment operations:						
Net investment income	0.03	0.04	0.05	0.03	0.06	0.03
Net realized and unrealized gain (loss) on investments.	(2.79)	(0.45)	1.59	0.54	0.49	0.59
Total from investment operations	(2.76)	(0.41)	1.64	0.57	0.55	0.62
Less distributions from:						
Net investment income	(0.05)	(0.03)	(0.06)	(0.01)	(0.05)	(0.03)
Capital gains	(0.00)	(0.00)	(0.00)	(0.00)	(0.00)	(0.00)
Total distributions.	(0.05)	(0.03)	(0.06)	(0.01)	(0.05)	(0.03)
Net asset value, end of period	$5.18	$7.99	$8.43	$6.85	$6.29	$5.79
Total return	−34.46%	−4.99%	23.93%	9.13%	9.44%	11.90%
Net assets, end of period (in millions).	$3	$5	$5	$6	$6	$6
Ratio of expenses to average net assets including expense waiver	0.87%[1]	0.85%	0.86%	0.87%	0.88%	0.87%
Ratio of net investment income to average net assets including expense waiver	0.93%[1]	0.53%	0.65%	0.43%	0.88%	0.53%
Ratio of expenses to average net assets excluding expense waiver	0.89%[1]	0.88%	0.88%	0.87%[2]	0.88%[2]	0.87%[2]
Ratio of net investment income to average net assets excluding expense waiver	0.91%[1]	0.50%	0.63%	0.43%[2]	0.88%[2]	0.53%[2]
Portfolio turnover rate	29%	62%	67%	39%	68%	483%

[1] Annualized.
[2] There was no waiver of expenses during the period.

See Accompanying Notes to Financial Statements.

SHAREHOLDER SUMMARY OF CORE INVESTMENT FUND

Portfolio Highlights

On December 31, 2008, Waddell & Reed Advisors Core Investment Fund had net assets totaling $2,376,874 (in thousands) invested in a diversified portfolio of:

92.59%	Domestic Common Stocks
4.71%	Foreign Common Stocks
2.70%	Cash and Cash Equivalents

Sector Weightings

As a shareholder of the Fund, for every $100 you had invested on December 31, 2008, your fund owned:



	Stocks.	**$97.30**
	Information Technology.	$20.06
	Financials	$17.14
	Consumer Staples	$16.89
	Health Care.	$12.04
	Industrials	$10.67
	Energy.	$ 9.04
	Consumer Discretionary	$ 7.76
	Telecommunication Services	$ 2.91
	Materials	$ 0.79
	Cash and Cash Equivalents.	**$ 2.70**

The Investments of Core Investment Fund

December 31, 2008
(In Thousands)   *(Unaudited)*

COMMON STOCKS	Shares	Value
Aerospace & Defense – 5.39%		
General Dynamics Corporation	384	$ 22,110
Lockheed Martin Corporation	628	52,811
Raytheon Company	1,045	53,347
		128,268
Application Software – 1.14%		
SAP Aktiengesellschaft, ADR	746	27,035
Biotechnology – 3.63%		
Amgen Inc. (A)	1,271	73,394
Genentech, Inc. (A)	156	12,901
		86,295
Brewers – 2.88%		
Molson Coors Brewing Company, Class B	1,398	68,366
Building Products – 1.00%		
Masco Corporation	2,133	23,738
Communications Equipment – 4.13%		
QUALCOMM Incorporated	1,847	66,192
Telefonaktiebolaget LM Ericsson, ADR	4,094	31,972
		98,164
Computer Hardware – 6.65%		
Apple Inc. (A)	406	34,660
Hewlett-Packard Company	3,401	123,437
		158,097
Construction & Farm Machinery & Heavy Trucks – 2.27%		
Deere & Company	1,406	53,885
Consumer Finance – 3.68%		
American Express Company	1,273	23,610
Capital One Financial Corporation	2,001	63,825
		87,435
Data Processing & Outsourced Services – 0.87%		
Visa Inc., Class A	392	20,560
Department Stores – 3.33%		
Kohl's Corporation (A)	969	35,067
Macy's Inc.	2,410	24,943
Nordstrom, Inc.	1,436	19,114
		79,124

See Notes to Schedule of Investments on page 28.

The Investments of Core Investment Fund

December 31, 2008
(In Thousands) *(Unaudited)*

COMMON STOCKS (Continued)	Shares	Value
Diversified Banks – 3.32%		
Wells Fargo & Company	2,673	$ 78,791
Food Retail – 2.10%		
Kroger Co. (The)	1,891	49,939
Health Care Equipment – 5.44%		
Baxter International Inc.	860	46,077
Becton, Dickinson and Company	372	25,468
Medtronic, Inc.	1,840	57,807
		129,352
Home Entertainment Software – 1.05%		
Nintendo Co., Ltd. (B)	65	24,840
Home Improvement Retail – 4.43%		
Home Depot, Inc. (The)	3,274	75,368
Sherwin-Williams Company (The)	502	30,012
		105,380
Hypermarkets & Super Centers – 5.04%		
Costco Wholesale Corporation	1,022	53,655
Wal-Mart Stores, Inc.	1,182	66,246
		119,901
Industrial Gases – 0.79%		
Air Products and Chemicals, Inc.	374	18,792
Integrated Oil & Gas – 3.55%		
Exxon Mobil Corporation	1,056	84,272
Integrated Telecommunication Services – 2.91%		
AT&T Inc.	2,430	69,258
Internet Software & Services – 1.46%		
Google Inc., Class A (A).	113	34,765
Investment Banking & Brokerage – 2.68%		
Charles Schwab Corporation (The)	3,944	63,773
Life & Health Insurance – 0.78%		
MetLife, Inc.	534	18,612

See Notes to Schedule of Investments on page 28.

The Investments of Core Investment Fund

December 31, 2008
(In Thousands)   *(Unaudited)*

COMMON STOCKS (Continued)	**Shares**	**Value**
Oil & Gas Equipment & Services – 2.50%		
National Oilwell Varco, Inc. (A)	684	$ 16,712
Schlumberger Limited	369	15,615
Smith International, Inc.	596	13,649
Weatherford International Ltd. (A)	1,245	13,469
		59,445
Oil & Gas Exploration & Production – 2.99%		
XTO Energy Inc.	2,016	71,108
Other Diversified Financial Services – 5.28%		
Bank of America Corporation	1,646	23,176
J.P. Morgan Chase & Co.	3,245	102,312
		125,488
Packaged Foods & Meats – 1.14%		
General Mills, Inc.	444	26,979
Pharmaceuticals – 2.97%		
Abbott Laboratories	795	42,434
Novartis AG, Registered Shares (B)	562	28,161
		70,595
Railroads – 2.01%		
Union Pacific Corporation	1,000	47,805
Semiconductor Equipment – 1.63%		
Applied Materials, Inc.	3,830	38,794
Semiconductors – 1.35%		
Microchip Technology Incorporated	1,642	32,066
Soft Drinks – 1.66%		
Coca-Cola Company (The)	873	39,525
Specialized Finance – 1.40%		
IntercontinentalExchange, Inc. (A)	404	33,289
Systems Software – 1.78%		
Microsoft Corporation	2,178	42,340

See Notes to Schedule of Investments on page 28.

The Investments of Core Investment Fund

December 31, 2008
(In Thousands) *(Unaudited)*

COMMON STOCKS (Continued)	Shares	Value
Tobacco – 4.07%		
Lorillard, Inc.	1,240	$ 69,885
Philip Morris International Inc.	614	26,733
		96,618
TOTAL COMMON STOCKS – 97.30%		**$2,312,694**

(Cost: $2,552,293)

SHORT-TERM SECURITIES	Principal	
Commercial Paper		
Air Products and Chemicals, Inc.,		
0.050%, 1–2–09	$1,836	1,836
Avon Capital Corp. (Avon Products, Inc.),		
0.450%, 1–20–09	3,747	3,746
Coca-Cola Company (The),		
2.025%, 1–20–09	7,000	6,992
Hershey Company (The),		
0.210%, 1–8–09	15,000	14,999
Honeywell International Inc.,		
2.025%, 1–22–09	4,628	4,623
McCormick & Co. Inc.,		
0.150%, 1–2–09	2,000	2,000
Praxair Inc.,		
0.400%, 2–11–09	5,000	4,998
Procter & Gamble International Funding S.C.A.		
(Procter & Gamble Company (The)),		
1.100%, 1–8–09	5,296	5,295
Sara Lee Corporation,		
1.500%, 1–16–09	10,000	9,994
Siemens Capital Corp.,		
0.150%, 1–8–09	5,000	5,000
Sonoco Products Co.,		
2.100%, 1–5–09	2,500	2,499
Toyota Motor Credit Corporation,		
0.550%, 1–28–09	6,000	5,997
Walgreen Co.:		
1.300%, 1–23–09	4,000	3,997
0.350%, 1–30–09	10,000	9,997
TOTAL SHORT-TERM SECURITIES – 3.45%		$ 81,973

(Cost: $81,973)

See Notes to Schedule of Investments on page 28.

The Investments of Core Investment Fund

December 31, 2008
(In Thousands) *(Unaudited)*

	Value
TOTAL INVESTMENT SECURITIES – 100.75%	**$2,394,667**
(Cost: $2,634,266)	
LIABILITIES, NET OF CASH AND OTHER ASSETS – (0.75%)	**(17,793)**
NET ASSETS – 100.00%	**$2,376,874**

Notes to Schedule of Investments

(A) No dividends were paid during the preceding 12 months.

(B) Listed on an exchange outside the United States.

The following acronym is used throughout this portfolio:
ADR = American Depositary Receipts

See Accompanying Notes to Financial Statements.

Statement of Assets and Liabilities

CORE INVESTMENT FUND

December 31, 2008
(In Thousands, Except for Per Share Amounts)   *(Unaudited)*

ASSETS

Investment securities – at value: (cost – $2,634,266)	$2,394,667
Receivables:	
Dividends and interest	3,383
Fund shares sold	1,966
Prepaid and other assets	78
Total assets	2,400,094

LIABILITIES

Payable to Fund shareholders	21,472
Accrued shareholder servicing	705
Accrued distribution and service fees	465
Accrued management fee	42
Accrued accounting services fee	21
Due to custodian	14
Other	501
Total liabilities	23,220
Total net assets	$2,376,874

NET ASSETS

$1.00 par value capital stock:	
Capital stock	$ 588,130
Additional paid-in capital	2,153,268
Accumulated loss:	
Accumulated net investment loss	(414)
Accumulated net realized loss on investment transactions	(124,511)
Net unrealized depreciation in value of investments	(239,599)
Net assets applicable to outstanding units of capital	$2,376,874
Net asset value per share (net assets divided by shares outstanding):	
Class A	$4.05
Class B	$3.76
Class C	$3.78
Class Y	$4.05
Capital shares outstanding:	
Class A	568,008
Class B	9,106
Class C	3,197
Class Y	7,819
Capital shares authorized	1,610,000

See Accompanying Notes to Financial Statements.

Statement of Operations

CORE INVESTMENT FUND
For the Six Months Ended December 31, 2008
(In Thousands)   *(Unaudited)*

INVESTMENT INCOME

Income:	
Dividends (net of foreign withholding taxes of $28)	$ 25,106
Interest and amortization	1,893
Total income	26,999
Expenses:	
Investment management fee	9,699
Distribution and service fees:	
Class A	3,694
Class B	229
Class C	77
Shareholder servicing:	
Class A	3,161
Class B	141
Class C	39
Class Y	27
Accounting services fee	130
Legal fees	62
Custodian fees	53
Audit fees	19
Other	256
Total	17,587
Less expenses in excess of limit	(303)
Total expenses	17,284
Net investment income	9,715

REALIZED AND UNREALIZED LOSS ON INVESTMENTS

Realized net loss on securities	(109,555)
Realized net loss on foreign currency exchange transactions	(71)
Realized net loss on investments	(109,626)
Unrealized depreciation in value of securities during the period	(935,549)
Unrealized depreciation in value of foreign currency exchange transactions during the period	(172)
Unrealized depreciation in value of investments during the period	(935,721)
Net loss on investments	(1,045,347)
Net decrease in net assets resulting from operations	$(1,035,632)

See Accompanying Notes to Financial Statements.

Statement of Changes in Net Assets

CORE INVESTMENT FUND
(In Thousands) *(Unaudited)*

	For the six months ended December 31, 2008	For the fiscal year ended June 30, 2008
DECREASE IN NET ASSETS		
Operations:		
Net investment income	$ 9,715	$ 13,209
Realized net gain (loss) on investments	(109,626)	83,356
Unrealized depreciation.	(935,721)	(193,475)
Net decrease in net assets resulting from operations	(1,035,632)	(96,910)
Distributions to shareholders from:		
Net investment income:		
Class A	(9,509)	(26,055)
Class B	—	—
Class C	—	—
Class Y	(182)	(421)
Realized gains on investment transactions:		
Class A	(9,615)	(436,381)
Class B	(27)	(8,563)
Class C	(9)	(2,517)
Class Y	(131)	(5,082)
	(19,473)	(479,019)
Capital share transactions	(231,617)	(53,753)
Total decrease	(1,286,722)	(629,682)
NET ASSETS		
Beginning of period.	3,663,596	4,293,278
End of period.	$2,376,874	$3,663,596
Accumulated net investment loss	$ (414)	$ (367)

See Accompanying Notes to Financial Statements.

Financial Highlights

CORE INVESTMENT FUND
Class A Shares
For a Share of Capital Stock Outstanding Throughout Each Period: (Unaudited)

	For the six months ended 12-31-08	For the fiscal year ended June 30,				
		2008	2007	2006	2005	2004
Net asset value, beginning of period	$5.75	$6.64	$6.69	$5.78	$5.22	$4.69
Income (loss) from investment operations:						
Net investment income	0.01	0.02	0.05	0.02	0.02	0.03
Net realized and unrealized gain (loss) on investments	(1.68)	(0.13)	0.94	0.91	0.56	0.53
Total from investment operations	(1.67)	(0.11)	0.99	0.93	0.58	0.56
Less distributions from:						
Net investment income	(0.01)	(0.04)	(0.05)	(0.02)	(0.02)	(0.03)
Capital gains	(0.02)	(0.74)	(0.99)	(0.00)	(0.00)	(0.00)
Total distributions.	(0.03)	(0.78)	(1.04)	(0.02)	(0.02)	(0.03)
Net asset value, end of period	$4.05	$5.75	$6.64	$6.69	$5.78	$5.22
Total return[1].	−28.97%	−2.61%	16.01%	16.10%	11.18%	11.90%
Net assets, end of period (in millions).	$2,299	$3,544	$4,134	$3,975	$3,915	$4,079
Ratio of expenses to average net assets including expense waiver	1.13%[2]	1.07%	1.07%	1.09%	1.12%	1.13%
Ratio of net investment income to average net assets including expense waiver	0.66%[2]	0.34%	0.78%	0.30%	0.46%	0.53%
Ratio of expenses to average net assets excluding expense waiver	1.15%[2]	1.08%	1.08%	1.09%[3]	1.12%[3]	1.13%[3]
Ratio of net investment income to average net assets excluding expense waiver	0.64%[2]	0.33%	0.77%	0.30%[3]	0.46%[3]	0.53%[3]
Portfolio turnover rate	68%	73%	118%	63%	51%	49%

(1) Total return calculated without taking into account the sales load deducted on an initial purchase.
(2) Annualized.
(3) There was no waiver of expenses during the period.

See Accompanying Notes to Financial Statements.

Financial Highlights

CORE INVESTMENT FUND

Class B Shares
For a Share of Capital Stock Outstanding Throughout Each Period: *(Unaudited)*

	For the six months ended 12-31-08	For the fiscal year ended June 30,				
		2008	2007	2006	2005	2004
Net asset value, beginning of period	$5.34	$6.20	$6.33	$5.51	$5.01	$4.54
Income (loss) from investment operations:						
Net investment loss	(0.10)	(0.04)[1]	(0.02)[1]	(0.09)	(0.05)	(0.04)
Net realized and unrealized gain (loss) on investments	(1.48)	(0.12)[1]	0.89[1]	0.91	0.55	0.51
Total from investment operations	(1.58)	(0.16)	0.87	0.82	0.50	0.47
Less distributions from:						
Net investment income	(0.00)	(0.00)	(0.01)	(0.00)	(0.00)	(0.00)
Capital gains	(0.00)*	(0.70)	(0.99)	(0.00)	(0.00)	(0.00)
Total distributions.	(0.00)*	(0.70)	(1.00)	(0.00)	(0.00)	(0.00)
Net asset value, end of period	$3.76	$5.34	$6.20	$6.33	$5.51	$5.01
Total return	−29.53%	−3.58%	14.80%	14.88%	9.98%	10.35%
Net assets, end of period (in millions).	$34	$59	$81	$80	$81	$82
Ratio of expenses to average net assets including expense waiver	2.28%[2]	2.12%	2.13%	2.19%	2.26%	2.30%
Ratio of net investment loss to average net assets including expense waiver	−0.50%[2]	−0.69%	−0.29%	−0.80%	−0.68%	−0.65%
Ratio of expenses to average net assets excluding expense waiver	2.30%[2]	2.13%	2.14%	2.19%[3]	2.26%[3]	2.30%[3]
Ratio of net investment loss to average net assets excluding expense waiver	0.52%[2]	−0.70%	−0.30%	−0.80%[3]	−0.68%[3]	−0.65%[3]
Portfolio turnover rate	68%	73%	118%	63%	51%	49%

 *Not shown due to rounding.
(1) Based on average weekly shares outstanding.
(2) Annualized.
(3) There was no waiver of expenses during the period.

See Accompanying Notes to Financial Statements.

Financial Highlights

	For the six months ended 12-31-08	For the fiscal year ended June 30,				
		2008	2007	2006	2005	2004
Net asset value, beginning of period	$5.36	$6.23	$6.35	$5.53	$5.02	$4.55
Income (loss) from investment operations:						
Net investment loss	(0.04)	(0.04)[1]	(0.01)[1]	(0.07)	(0.06)	(0.06)
Net realized and unrealized gain (loss) on investments.	(1.54)	(0.12)[1]	0.89[1]	0.89	0.57	0.53
Total from investment operations	(1.58)	(0.16)	0.88	0.82	0.51	0.47
Less distributions from:						
Net investment income	(0.00)	(0.00)	(0.01)	(0.00)	(0.00)	(0.00)
Capital gains	(0.00)*	(0.71)	(0.99)	(0.00)	(0.00)	(0.00)
Total distributions.	(0.00)*	(0.71)	(1.00)	(0.00)	(0.00)	(0.00)
Net asset value, end of period	$3.78	$5.36	$6.23	$6.35	$5.53	$5.02
Total return	−29.42%	−3.66%	14.94%	14.83%	10.16%	10.33%
Net assets, end of period (in millions).	$12	$19	$23	$20	$20	$21
Ratio of expenses to average net assets including expense waiver	2.18%[2]	2.06%	2.08%	2.15%	2.21%	2.21%
Ratio of net investment loss to average net assets including expense waiver	−0.38%[2]	−0.64%	−0.23%	−0.77%	−0.64%	−0.54%
Ratio of expenses to average net assets excluding expense waiver	2.20%[2]	2.07%	2.09%	2.15%[3]	2.21%[3]	2.21%[3]
Ratio of net investment loss to average net assets excluding expense waiver	−0.40%[2]	−0.65%	−0.24%	−0.77%[3]	−0.64%[3]	−0.54%[3]
Portfolio turnover rate	68%	73%	118%	63%	51%	49%

 *Not shown due to rounding.
(1)Based on average weekly shares outstanding.
(2)Annualized.
(3)There was no waiver of expenses during the period.

See Accompanying Notes to Financial Statements.

Financial Highlights

CORE INVESTMENT FUND
Class Y Shares
For a Share of Capital Stock Outstanding Throughout Each Period: *(Unaudited)*

	For the six months ended 12-31-08	For the fiscal year ended June 30,				
		2008	2007	2006	2005	2004
Net asset value, beginning of period	$5.75	$6.64	$6.69	$5.78	$5.22	$4.69
Income (loss) from investment operations:						
Net investment income	0.02	0.05	0.06	0.05	0.06	0.04
Net realized and unrealized gain (loss) on investments	(1.68)	(0.14)	0.95	0.90	0.54	0.53
Total from investment operations	(1.66)	(0.09)	1.01	0.95	0.60	0.57
Less distributions from:						
Net investment income	(0.02)	(0.06)	(0.07)	(0.04)	(0.04)	(0.04)
Capital gains	(0.02)	(0.74)	(0.99)	(0.00)	(0.00)	(0.00)
Total distributions.	(0.04)	(0.80)	(1.06)	(0.04)	(0.04)	(0.04)
Net asset value, end of period	$4.05	$5.75	$6.64	$6.69	$5.78	$5.22
Total return	−28.86%	−2.35%	16.32%	16.43%	11.50%	12.28%
Net assets, end of period (in millions).	$32	$42	$55	$47	$61	$115
Ratio of expenses to average net assets including expense waiver	0.81%[1]	0.80%	0.79%	0.80%	0.80%	0.80%
Ratio of net investment income to average net assets including expense waiver	0.99%[1]	0.62%	1.06%	0.55%	0.73%	0.85%
Ratio of expenses to average net assets excluding expense waiver	0.83%[1]	0.81%	0.80%	0.80%[2]	0.80%[2]	0.80%[2]
Ratio of net investment income to average net assets excluding expense waiver	0.97%[1]	0.61%	1.05%	0.55%[2]	0.73%[2]	0.85%[2]
Portfolio turnover rate	68%	73%	118%	63%	51%	49%

(1) Annualized.
(2) There was no waiver of expenses during the period.

See Accompanying Notes to Financial Statements.

SHAREHOLDER SUMMARY OF SCIENCE AND TECHNOLOGY FUND

Portfolio Highlights

On December 31, 2008, Waddell & Reed Advisors Science and Technology Fund had net assets totaling $1,670,198 (in thousands) invested in a diversified portfolio of:

81.16%	Domestic Common Stocks
11.77%	Foreign Common Stocks
5.44%	Cash and Cash Equivalents
1.21%	Domestic Corporate Debt Securities
0.42%	Put Options

Asset Allocation

As a shareholder of the Fund, for every $100 you had invested on December 31, 2008, your fund owned:



Stocks		**$92.93**
	Information Technology	$42.72
	Health Care	$19.26
	Consumer Staples	$ 8.23
	Energy	$ 6.63
	Industrials	$ 6.43
	Telecommunication Services	$ 3.95
	Materials	$ 2.61
	Financials	$ 1.56
	Consumer Discretionary	$ 1.54
Bonds		**$ 1.21**
	Corporate Debt Securities	$ 1.21
Cash and Cash Equivalents and Options		**$ 5.86**

The Investments of Science and Technology Fund

December 31, 2008
(In Thousands)　　　　　　　　　　　　　　　　　　　　　*(Unaudited)*

COMMON STOCKS	Shares	Value
Agricultural Products – 8.23%		
Archer Daniels Midland Company	2,536	$ 73,119
Bunge Limited	1,241	64,254
		137,373
Application Software – 9.98%		
ACI Worldwide, Inc. (A)(B)	3,773	59,997
Aspen Technology, Inc. (A)(B)	8,428	62,533
Lawson Software, Inc. (A)(B)	9,315	44,154
		166,684
Biotechnology – 7.84%		
Amgen Inc. (A)	831	47,979
Genzyme Corporation (A)(C).	1,005	66,695
Isis Pharmaceuticals, Inc. (A).	1,150	16,311
		130,985
Communications Equipment – 4.94%		
QUALCOMM Incorporated	885	31,710
Research In Motion Limited (A)	1,253	50,830
		82,540
Computer Hardware – 0.94%		
Apple Inc. (A)	185	15,747
Computer Storage & Peripherals – 1.03%		
Data Domain, Inc. (A).	500	9,394
Netezza Corporation (A)	1,168	7,756
		17,150
Consumer Electronics – 1.16%		
Garmin Ltd..	1,009	19,348
Data Processing & Outsourced Services – 6.66%		
Alliance Data Systems Corporation (A)(C)	494	23,007
Euronet Worldwide, Inc. (A)(B).	2,570	29,843
Fidelity National Information Services, Inc.	1,407	22,895
Lender Processing Services, Inc.	1,206	35,519
		111,264
Diversified Chemicals – 2.61%		
E.I. du Pont de Nemours and Company	922	23,329
FMC Corporation	454	20,307
		43,636

See Notes to Schedule of Investments on page 41.

The Investments of Science and Technology Fund

December 31, 2008
(In Thousands)   *(Unaudited)*

COMMON STOCKS (Continued)	Shares	Value
Electrical Components & Equipment – 1.47%		
POWER-ONE, INC. (A)(B)	6,152	$ 7,321
Ultralife Corporation (A)(B)	1,284	17,224
		24,545
Electronic Equipment & Instruments – 0.48%		
IPG Photonics Corporation (A)	605	7,969
General Merchandise Stores – 0.38%		
Conn's, Inc. (A)	753	6,382
Health Care Distributors – 0.33%		
Animal Health International, Inc. (A)(B)	2,588	5,512
Health Care Equipment – 0.27%		
Insulet Corporation (A)	584	4,511
Health Care Facilities – 1.97%		
HealthSouth Corporation (A)	2,214	24,267
LifePoint Hospitals, Inc. (A)	378	8,627
		32,894
Health Care Supplies – 0.47%		
TranS1 Inc. (A)(B)	1,089	7,855
Health Care Technology – 7.88%		
Cerner Corporation (A)(C)	3,122	120,046
Eclipsys Corporation (A)	817	11,597
		131,643
Home Entertainment Software – 2.84%		
Nintendo Co., Ltd. (D)	124	47,387
Industrial Machinery – 4.96%		
ESCO Technologies Inc. (A)(B)	1,849	75,718
Pentair, Inc.	304	7,196
		82,914
Integrated Telecommunication Services – 3.95%		
AT&T Inc.	1,328	37,836
CenturyTel, Inc.	307	8,382
Embarq Corporation	550	19,764
		65,982

See Notes to Schedule of Investments on page 41.

The Investments of Science and Technology Fund

December 31, 2008
(In Thousands)   *(Unaudited)*

COMMON STOCKS (Continued)	Shares	Value
Internet Software & Services – 1.97%		
SAVVIS, Inc. (A)	1,599	$ 11,017
Yahoo! Inc. (A)	1,789	21,820
		32,837
IT Consulting & Other Services – 1.85%		
Telvent GIT, S.A. (D)(E)	808	10,627
Telvent GIT, S.A.	1,382	20,196
		30,823
Life & Health Insurance – 0.59%		
Amil Participacoes S.A. (D)	3,224	9,955
Managed Health Care – 0.50%		
WellCare Health Plans, Inc. (A)	643	8,273
Oil & Gas Equipment & Services – 0.42%		
ION Geophysical Corporation (A)	2,040	6,996
Oil & Gas Exploration & Production – 6.21%		
Noble Energy, Inc. (C)	2,107	103,697
Semiconductor Equipment – 0.14%		
EMCORE Corporation (A)	1,865	2,424
Semiconductors – 10.49%		
Cree, Inc. (A)	4,394	69,728
Marvell Technology Group Ltd. (A).	373	2,488
Maxim Integrated Products, Inc.	1,237	14,130
Microsemi Corporation (A).	581	7,349
ON Semiconductor Corporation (A).	2,483	8,441
PMC-Sierra, Inc. (A).	6,462	31,407
Samsung Electronics Co., Ltd. (D).	115	41,745
		175,288
Specialized Finance – 0.97%		
CME Group Inc.	78	16,149
Systems Software – 1.40%		
Microsoft Corporation	1,204	23,400
TOTAL COMMON STOCKS – 92.93%		**$1,552,163**

(Cost: $1,947,890)

See Notes to Schedule of Investments on page 41.

The Investments of Science and Technology Fund

December 31, 2008
(In Thousands)   *(Unaudited)*

CORPORATE DEBT SECURITIES	Principal	Value
Data Processing & Outsourced Services – 0.39%		
Euronet Worldwide, Inc., Convertible,		
3.500%, 10–15–25	$10,000	$ 6,425
Electrical Components & Equipment – 0.35%		
POWER-ONE, INC., Convertible,		
8.000%, 6–17–13 (F)	10,750	5,913
Semiconductors – 0.47%		
Diodes Incorporated, Convertible,		
2.250%, 10–1–26	12,750	7,889
TOTAL CORPORATE DEBT SECURITIES – 1.21%		$ 20,227
(Cost: $19,594)		

PUT OPTIONS	Number of Contracts	
Alliance Data Systems Corporation,		
Mar $38.00, Expires 3–23–09	5	1,329
Cerner Corporation:		
Mar $34.00, Expires 3–23–09	10	1,972
Jun $31.50, Expires 6–22–09.	14	3,745
TOTAL PUT OPTIONS – 0.42%		$ 7,046
(Cost: $8,354)		

SHORT-TERM SECURITIES	Principal	
Commercial Paper – 4.43%		
Air Products and Chemicals, Inc.,		
0.050%, 1–2–09	$ 1,328	1,328
American Honda Finance Corp.,		
0.250%, 3–3–09	4,000	3,998
Coca-Cola Company (The),		
2.025%, 1–20–09	8,000	7,991
Eli Lilly and Company,		
1.350%, 1–5–09	12,391	12,389
ITT Corporation,		
2.000%, 1–5–09	4,000	3,999
L'Oreal USA, Inc.,		
0.120%, 1–9–09	13,701	13,701
McCormick & Co. Inc.,		
0.150%, 1–2–09	3,000	3,000
Sara Lee Corporation,		
1.000%, 1–9–09	5,000	4,999

See Notes to Schedule of Investments on page 41.

The Investments of Science and Technology Fund

December 31, 2008
(In Thousands)   *(Unaudited)*

SHORT-TERM SECURITIES (Continued)	Principal	Value
Commercial Paper (Continued)		
Siemens Capital Corp.,		
0.150%, 1–8–09	$10,000	$ 10,000
Sonoco Products Co.,		
2.100%, 1–5–09	2,500	2,499
Toyota Motor Credit Corporation,		
0.550%, 1–28–09	10,000	9,996
		73,900
Commercial Paper (backed by irrevocable		
bank letter of credit) – 0.30%		
ED&F Man Treasury Management PLC (Societe Generale N.A.),		
0.700%, 1–15–09	5,000	4,999
TOTAL SHORT-TERM SECURITIES – 4.73%		$ 78,899
(Cost: $78,899)		
TOTAL INVESTMENT SECURITIES – 99.29%		$1,658,335
(Cost: $2,054,737)		
CASH AND OTHER ASSETS, NET OF LIABILITIES – 0.71%		11,863
NET ASSETS – 100.00%		$1,670,198

Notes to Schedule of Investments

(A) No dividends were paid during the preceding 12 months.

(B) Deemed to be an affiliate due to the Fund owning at least 5% of the voting securities.

(C) Securities serve as cover for the following written options outstanding at December 31, 2008:

Underlying Security	Contracts Subject to Call	Expiration Month/ Exercise Price	Premium Received	Market Value
Alliance Data Systems Corporation:	5	February/45.0	$ 2,400	$ 2,634
Cerner Corporation:	10	March/42.5	2,564	1,759
	14	June/41.5	4,082	4,743
Genzyme Corporation:	7	January/82.5	3,268	12
Noble Energy, Inc.:	6	January/50.0	4,576	1,332
			$16,890	$10,480

(D) Listed on an exchange outside the United States.

(E) Illiquid restricted security. At December 31, 2008, the following restricted security was owned:

Security	Acquisition Date	Shares	Cost	Market Value
Televent GIT, S.A.	9-15-08	808	$17,174	$10,627

The total value of this security represented approximately 0.64% of net assets at December 31, 2008.

(F) Securities were purchased pursuant to Rule 144A under the Securities Act of 1933 and may be resold in transactions exempt from registration, normally to qualified institutional buyers. These securities have been determined to be liquid under guidelines established by the Board of Directors. At December 31, 2008, the total value of these securities amounted to $5,913 or 0.35% of net assets.

See Accompanying Notes to Financial Statements.

Statement of Assets and Liabilities

SCIENCE AND TECHNOLOGY FUND

December 31, 2008
(In Thousands, Except for Per Share Amounts) *(Unaudited)*

ASSETS

Investments – at value:	
Securities (cost – $1,570,687)	$1,348,178
Affiliated companies (cost $484,050)	310,157
	1,658,335
Cash denominated in foreign currencies (cost – $4,187)	27,888
Receivables:	
Investment securities sold	4,660
Fund shares sold	1,299
Dividends and interest	385
Prepaid and other assets	50
Total assets	1,692,617

LIABILITIES

Outstanding written options – at value (premium received – $16,890)	10,480
Payable to Fund shareholders	7,041
Payable for investment securities purchased	3,603
Accrued shareholder servicing	601
Accrued distribution and service fees	316
Accrued management fee	38
Due to custodian	30
Accrued accounting services fee	22
Other	288
Total liabilities	22,419
Total net assets	$1,670,198

NET ASSETS

$1.00 par value capital stock:	
Capital stock	$ 251,971
Additional paid-in capital	1,851,838
Accumulated loss:	
Accumulated net investment loss	(5,112)
Accumulated net realized loss on investment transactions	(36,242)
Net unrealized depreciation in value of investments	(392,257)
Net assets applicable to outstanding units of capital	$1,670,198
Net asset value per share (net assets divided by shares outstanding):	
Class A	$6.65
Class B	$5.61
Class C	$5.64
Class Y	$7.09
Capital shares outstanding:	
Class A	236,276
Class B	6,898
Class C	1,670
Class Y	7,127
Capital shares authorized	560,000

See Accompanying Notes to Financial Statements.

Statement of Operations

SCIENCE AND TECHNOLOGY FUND
For the Six Months Ended December 31, 2008
(In Thousands)   *(Unaudited)*

INVESTMENT LOSS

Income:		
Dividends (net of foreign withholding taxes of $58)	$	6,215
Interest and amortization		3,530
Total income		9,745
Expenses:		
Investment management fee		8,576
Distribution and service fees:		
Class A		2,406
Class B		245
Class C		60
Shareholder servicing:		
Class A		2,555
Class B		164
Class C		37
Class Y		46
Custodian fees		76
Accounting services fee		130
Legal fees		51
Audit fees		24
Other		230
Total		14,600
Less expenses in excess of limit		(101)
Total expenses		14,499
Net investment loss		(4,754)

REALIZED AND UNREALIZED GAIN (LOSS) ON INVESTMENTS

Realized net loss on securities	(41,391)
Realized net gain on affiliated securities	14,390
Realized net loss on written options	(47)
Realized net loss on foreign currency exchange transactions	(28)
Realized net loss on investments	(27,076)
Unrealized depreciation in value of securities during the period	(505,117)
Unrealized depreciation in value of affiliated securities during the period	(173,893)
Unrealized appreciation in value of written options during the period	6,077
Unrealized depreciation in value of foreign currency exchange transactions during the period	(2,259)
Unrealized depreciation in value of investments during the period	(675,192)
Net loss on investments	(702,268)
Net decrease in net assets resulting from operations	$(707,022)

See Accompanying Notes to Financial Statements.

Statement of Changes in Net Assets

SCIENCE AND TECHNOLOGY FUND
(In Thousands)

(Unaudited)

	For the six months ended December 31, 2008	For the fiscal year ended June 30, 2008
DECREASE IN NET ASSETS		
Operations:		
Net investment loss	$ (4,754)	$ (11,020)
Realized net gain (loss) on investments	(27,076)	502,125
Unrealized depreciation.	(675,192)	(436,525)
Net increase (decrease) in net assets resulting from operations	(707,022)	54,580
Distributions to shareholders from:		
Net investment income:		
Class A	—	—
Class B	—	—
Class C	—	—
Class Y	—	—
Realized gains on investment transactions:		
Class A	(169,165)	(485,428)
Class B	(4,578)	(15,966)
Class C	(1,105)	(3,417)
Class Y	(5,181)	(11,668)
	(180,029)	(516,479)
Capital share transactions	20,072	285,835
Total decrease	(866,979)	(176,064)
NET ASSETS		
Beginning of period.	2,537,177	2,713,241
End of period.	$1,670,198	$2,537,177
Accumulated net investment loss	$ (5,112)	$ (330)

See Accompanying Notes to Financial Statements.

Financial Highlights

SCIENCE AND TECHNOLOGY FUND

Class A Shares
For a Share of Capital Stock Outstanding Throughout Each Period: *(Unaudited)*

	For the six months ended 12-31-08	For the fiscal year ended June 30,				
		2008	2007	2006	2005	2004
Net asset value, beginning of period......	$10.44	$12.53	$11.13	$10.80	$ 9.51	$7.36
Income (loss) from investment operations:						
Net investment loss	(0.02)	(0.05)	(0.09)	(0.09)	(0.08)	(0.09)
Net realized and unrealized gain (loss) on investments	(2.97)	0.41	2.37	1.50	1.37	2.24
Total from investment operations.............	(2.99)	0.36	2.28	1.41	1.29	2.15
Less distributions from:						
Net investment income...	(0.00)	(0.00)	(0.00)	(0.00)	(0.00)	(0.00)
Capital gains	(0.80)	(2.45)	(0.88)	(1.08)	(0.00)	(0.00)
Total distributions..........	(0.80)	(2.45)	(0.88)	(1.08)	(0.00)	(0.00)
Net asset value, end of period...........	$ 6.65	$10.44	$12.53	$11.13	$10.80	$9.51
Total return[1]	−28.07%	1.84%	21.42%	13.16%	13.56%	29.21%
Net assets, end of period (in millions).............	$1,571	$2,386	$2,556	$2,312	$2,179	$2,075
Ratio of expenses to average net assets including expense waiver.........	1.39%[2]	1.32%	1.34%	1.35%	1.40%	1.42%
Ratio of net investment loss to average net assets including expense waiver.........	−0.44%[2]	−0.38%	−0.77%	−0.79%	−0.82%	−1.05%
Ratio of expenses to average net assets excluding expense waiver.........	1.40%[2]	1.33%	1.35%	1.35%[3]	1.40%[3]	1.42%[3]
Ratio of net investment loss to average net assets excluding expense waiver.........	−0.45%[2]	−0.39%	−0.78%	−0.79%[3]	−0.82%[3]	−1.05%[3]
Portfolio turnover rate	18%	70%	68%	92%	96%	125%

(1) Total return calculated without taking into account the sales load deducted on an initial purchase.
(2) Annualized.
(3) There was no waiver of expenses during the period.

See Accompanying Notes to Financial Statements.

Financial Highlights

SCIENCE AND TECHNOLOGY FUND
Class B Shares
For a Share of Capital Stock Outstanding Throughout Each Period:　　*(Unaudited)*

	For the six months ended 12-31-08	For the fiscal year ended June 30,				
		2008	2007	2006	2005	2004
Net asset value, beginning of period	$8.97	$11.05	$10.02	$ 9.93	$8.85	$6.95
Income (loss) from investment operations:						
Net investment loss	(0.08)	(0.17)	(0.26)	(0.18)	(0.20)	(0.17)
Net realized and unrealized gain (loss) on investments.	(2.54)	0.40	2.17	1.35	1.28	2.07
Total from investment operations	(2.62)	0.23	1.91	1.17	1.08	1.90
Less distributions from:						
Net investment income . .	(0.00)	(0.00)	(0.00)	(0.00)	(0.00)	(0.00)
Capital gains	(0.74)	(2.31)	(0.88)	(1.08)	(0.00)	(0.00)
Total distributions.	(0.74)	(2.31)	(0.88)	(1.08)	(0.00)	(0.00)
Net asset value, end of period	$5.61	$ 8.97	$11.05	$10.02	$9.93	$8.85
Total return	−28.55%	0.81%	20.05%	11.83%	12.20%	27.34%
Net assets, end of period (in millions).	$39	$63	$80	$80	$76	$70
Ratio of expenses to average net assets including expense waiver	2.56%[1]	2.38%	2.46%	2.49%	2.64%	2.76%
Ratio of net investment loss to average net assets including expense waiver	−1.62%[1]	−1.45%	−1.89%	−1.93%	−2.07%	−2.40%
Ratio of expenses to average net assets excluding expense waiver	2.57%[1]	2.39%	2.47%	2.49%[2]	2.64%[2]	2.76%[2]
Ratio of net investment loss to average net assets excluding expense waiver	−1.63%[1]	−1.46%	−1.90%	−1.93%[2]	−2.07%[2]	−2.40%[2]
Portfolio turnover rate	18%	70%	68%	92%	96%	125%

[1]Annualized.
[2]There was no waiver of expenses during the period.

See Accompanying Notes to Financial Statements.

Financial Highlights

SCIENCE AND TECHNOLOGY FUND
Class C Shares
For a Share of Capital Stock Outstanding Throughout Each Period: (Unaudited)

	For the six months ended 12-31-08	For the fiscal year ended June 30,				
		2008	2007	2006	2005	2004
Net asset value, beginning of period	$9.01	$11.09	$10.05	$ 9.96	$8.87	$6.96
Income (loss) from investment operations:						
Net investment loss	(0.07)	(0.14)[1]	(0.19)[1]	(0.20)[1]	(0.19)	(0.14)
Net realized and unrealized gain (loss) on investments	(2.56)	0.38[1]	2.11[1]	1.37[1]	1.28	2.05
Total from investment operations	(2.63)	0.24	1.92	1.17	1.09	1.91
Less distributions from:						
Net investment income . .	(0.00)	(0.00)	(0.00)	(0.00)	(0.00)	(0.00)
Capital gains	(0.74)	(2.32)	(0.88)	(1.08)	(0.00)	(0.00)
Total distributions.	(0.74)	(2.32)	(0.88)	(1.08)	(0.00)	(0.00)
Net asset value, end of period.	$5.64	$ 9.01	$11.09	$10.05	$9.96	$8.87
Total return	−28.49%	0.88%	20.08%	11.80%	12.29%	27.44%
Net assets, end of period (in millions).	$9	$15	$17	$15	$12	$11
Ratio of expenses to average net assets including expense waiver	2.50%[2]	2.34%	2.42%	2.47%	2.62%	2.71%
Ratio of net investment loss to average net assets including expense waiver	−1.55%[2]	−1.40%	−1.85%	−1.91%	−2.05%	−2.35%
Ratio of expenses to average net assets excluding expense waiver	2.51%[2]	2.35%	2.43%	2.47%[3]	2.62%[3]	2.71%[3]
Ratio of net investment loss to average net assets excluding expense waiver	−1.56%[2]	−1.41%	−1.86%	−1.91%[3]	−2.05%[3]	−2.35%[3]
Portfolio turnover rate	18%	70%	68%	92%	96%	125%

(1)Based on average weekly shares outstanding.
(2)Annualized.
(3)There was no waiver of expenses during the period.

See Accompanying Notes to Financial Statements.

Financial Highlights

	For the six months ended 12-31-08	For the fiscal year ended June 30,				
		2008	2007	2006	2005	2004
Net asset value, beginning of period	$11.06	$13.13	$11.60	$11.18	$ 9.80	$7.56
Income (loss) from investment operations:						
Net investment loss	(0.01)	(0.01)[1]	(0.05)[1]	(0.09)	(0.03)	(0.17)
Net realized and unrealized gain (loss) on investments.	(3.14)	0.43[1]	2.46[1]	1.59	1.41	2.41
Total from investment operations	(3.15)	0.42	2.41	1.50	1.38	2.24
Less distributions from:						
Net investment income . .	(0.00)	(0.00)	(0.00)	(0.00)	(0.00)	(0.00)
Capital gains	(0.82)	(2.49)	(0.88)	(1.08)	(0.00)	(0.00)
Total distributions.	(0.82)	(2.49)	(0.88)	(1.08)	(0.00)	(0.00)
Net asset value, end of period	$ 7.09	$11.06	$13.13	$11.60	$11.18	$9.80
Total return	−27.92%	2.21%	21.69%	13.54%	14.08%	29.63%
Net assets, end of period (in millions).	$51	$73	$60	$17	$14	$13
Ratio of expenses to average net assets including expense waiver	1.03%[2]	1.01%	1.01%	1.03%	1.03%	1.03%
Ratio of net investment loss to average net assets including expense waiver	−0.08%[2]	−0.06%	−0.43%	−0.47%	−0.47%	−0.70%
Ratio of expenses to average net assets excluding expense waiver	1.04%[2]	1.02%	1.02%	1.03%[3]	1.03%[3]	1.03%[3]
Ratio of net investment loss to average net assets excluding expense waiver	−0.09%[2]	−0.07%	−0.44%	−0.47%[3]	−0.47%[3]	−0.70%[3]
Portfolio turnover rate	18%	70%	68%	92%	96%	125%

(1) Based on average weekly shares outstanding.
(2) Annualized.
(3) There was no waiver of expenses during the period.

See Accompanying Notes to Financial Statements.

Notes to Financial Statements

December 31, 2008
(In Thousands, Except Where Otherwise Noted)   *(Unaudited)*

1. SIGNIFICANT ACCOUNTING POLICIES

Waddell & Reed Advisors Funds, Inc. (the Corporation) is registered under the Investment Company Act of 1940 as a diversified, open-end management investment company. The Corporation issues four series of capital shares; each series represents ownership of a separate mutual fund. Waddell & Reed Advisors Accumulative Fund, Waddell & Reed Advisors Core Investment Fund and Waddell & Reed Advisors Science and Technology Fund (the Funds) are three of those mutual funds and are the only funds included in these financial statements.

The Funds offer Class A, Class B, Class C and Class Y shares. Class A shares are sold at their offering price, which is normally net asset value plus a front-end sales charge. Class B and Class C shares are sold without a front-end sales charge but may be subject to a contingent deferred sales charge (CDSC). Class Y shares are sold to certain institutional investors without either a front-end sales charge or a CDSC. All classes of shares have identical rights and voting privileges with respect to the Fund in general and exclusive voting rights on matters that affect that class alone. Earnings, net assets and net asset value per share may differ due to each class having its own expenses, such as transfer agent and shareholder servicing fees, directly attributable to that class. Class A, B, and C have separate distribution and/or service plans. No such plan has been adopted for Class Y shares. Class B shares will automatically convert to Class A shares 96 months after the date of purchase.

The following is a summary of significant accounting policies consistently followed by the Corporation.

Securities Valuation. Each Fund calculates the net asset value of its shares as of the close of the New York Stock Exchange (the NYSE), normally 4:00 P.M. Eastern time, on each day the NYSE is open for trading.

Securities traded on U.S. or foreign securities exchanges or included in a national market system are valued at the official closing price at the close of each business day unless otherwise stated below. Over-the-counter securities and listed securities for which no price is readily available are valued at the average of the last bid and asked prices. Security prices are based on quotes that are obtained from an independent pricing service approved by the Board of Directors.

To determine values of fixed-income securities, the independent pricing service takes into consideration such factors as current quotations by broker/dealers, coupon, maturity, quality, type of issue, trading characteristics, and other yield and risk factors it deems relevant in determining valuations. Securities which cannot be valued by the independent pricing service are valued using valuations obtained from dealers that make markets in the securities.

Options and swaps are valued by the independent pricing service unless the price is unavailable, in which case they are valued at the mean between the last bid and asked price. Futures contracts traded on an exchange are generally valued at the settlement price. Mutual funds are valued at the net asset value at the close of each business day.

Short-term securities are valued on the basis of amortized cost (which approximates market value), whereby a portfolio security is valued at its cost initially, and thereafter valued to reflect a constant amortization to maturity of any discount or premium.

Because many foreign markets close before the U.S. markets, events may occur between the close of the foreign market and the close of the U.S. markets that could have a material impact on the valuation of foreign securities. Each Fund, under the supervision of the Board of Directors, evaluates the impacts of these events and may adjust the valuation of foreign securities to reflect the fair value as of the close of the U.S. markets.

In addition, all securities for which market values are not readily available or deemed unreliable are appraised at fair value as determined in good faith under the direction of the Board of Directors.

As of December 31, 2008, the following Funds had aggregate investments valued at fair market value as shown:

Fund Name	Total Amount of Fair Valued Securities	Percent of Net Assets
Core Investment Fund	$53,001	2.23%
Science and Technology Fund	89,132	5.34%

Security Transactions and Related Investment Income. Security transactions are accounted for on the trade date (date the order to buy or sell is executed). Securities gains and losses are calculated on the identified cost basis. Interest income is recorded on the accrual basis. Dividend income is recorded on the ex-dividend date, except certain dividends from foreign securities where the ex-dividend date may have passed, which are recorded as soon as the Fund is informed of the ex-dividend date.

Foreign Currency Translation. Each Fund's accounting records are maintained in U.S. dollars. The values of securities denominated in foreign currencies and amounts related to the purchase and sale of foreign securities and foreign investment income are translated into U.S. dollars as of the close of the NYSE, normally 4:00 P.M. Eastern time, on each day the NYSE is open for trading. Foreign exchange rates are valued primarily using an independent pricing service authorized by the Board of Directors.

All assets and liabilities denominated in foreign currencies are translated into U.S. dollars daily. Purchases and sales of investment securities and accruals of income and expenses are translated at the rate of exchange prevailing on the date of the transaction. For assets and liabilities other than investments in securities, net realized and unrealized gains and losses from foreign currency translation arise from changes in currency exchange rates. Each Fund combines fluctuations from currency exchange rates and fluctuations in market value when computing net realized and unrealized gain or loss from investments.

Repurchase agreements. Each Fund may purchase securities subject to repurchase agreements, which are instruments under which the Fund purchases a security and the seller (normally a commercial bank or broker-dealer) agrees, at the time of purchase, that it will repurchase the security at a specified time and price. Repurchase agreements are collateralized by the value of the resold securities which, during the entire period of the agreement, generally remains at least equal to the value of the loan, including accrued interest thereon. The collateral for the repurchase agreement is held by a custodian bank.

Investments with Off-Balance Sheet Risk. Each Fund may enter into financial instrument transactions (such as swaps, futures, written options and other derivatives) that may have off-balance sheet market risk. Off-balance sheet market risk exists when the maximum potential loss on a particular financial instrument is greater than the value of such financial instrument, as reflected in the Statement of Assets and Liabilities.

Allocation of Income, Expenses, Gains and Losses. Income, expenses (other than those attributable to a specific class), gains and losses are allocated on a daily basis to each class of shares based upon the relative proportion of net assets represented by such class. Operating expenses directly attributable to a specific class are charged against the operations of that class.

Federal Taxes. It is the Corporation's policy to distribute all of its taxable income and capital gains to its shareholders and otherwise qualify as a regulated investment company under Subchapter M of the Internal Revenue Code. In addition, the Corporation intends to pay distributions as required to avoid imposition of excise tax. Accordingly, provision has not been made for Federal income taxes. During the current fiscal year, the Corporation instituted the provisions of Financial Accounting Standards Board No. 48 "Accounting for Uncertainty in Income Taxes" (FIN 48). As required by FIN 48, management of the Corporation periodically reviews all tax positions to assess that it is more likely than not that the position would be sustained upon examination by the relevant tax authority based on the technical merits of each position. As of December 31, 2008, management believes that under this standard no liability for unrecognized tax positions is required. The Corporation is subject to examination by U.S. federal and state authorities for returns filed for years after 2004.

Dividends and Distributions to Shareholders. Dividends and distributions to shareholders are recorded by each Fund on the business day following record date. Net investment income dividends and capital gains distributions are determined in accordance with income tax regulations which may differ from accounting principles generally accepted in the United States of America.

Custodian Fees. "Custodian fees" in the Statement of Operations may include interest expense incurred by a Fund on any cash overdrafts of its custodian account during the period. Such cash overdrafts may result from the effects of failed trades in portfolio securities and from cash outflows resulting from unanticipated shareholder redemption activity. A Fund pays interest to its custodian on such cash overdrafts, to the extent they are not offset by positive cash balances maintained by that Fund, at a rate equal to the Federal Funds Rate plus 0.50%. The "Earnings credit" line item, if applicable, represents earnings on cash balances maintained by that Fund during the period. Such interest expense and other custodian fees may be paid with these earnings.

Indemnifications. The Corporation's organizational documents provide current and former directors and officers with a limited indemnification against liabilities arising in connection with the performance of their duties to the Corporation. In the normal course of business, the Corporation may also enter into contracts that provide general indemnifications. The Corporation's maximum exposure under these arrangements is unknown as this would be dependent on future claims that may be made against the Corporation. The risk of material loss from such claims is considered remote.

Concentration of Risk. Science and Technology Fund seeks to achieve its objective by concentrating its investments primarily in equity securities of science and technology companies. Investing in companies involved in one specified sector may be more risky than an investment with greater diversification. The Funds may also have a significant investment in international securities. International investing involves additional risks, including currency fluctuations, political or economic conditions affecting the foreign country, investment and repatriation restrictions, and limited and less reliable investor information.

Recent Accounting Pronouncements. In March 2008, FASB issued SFAS No. 161, "Disclosures about Derivative Instruments and Hedging Activities – an amendment of FASB Statement No. 133" (SFAS 161). SFAS 161 amends and expands disclosures about derivative instruments and hedging activities. SFAS 161 requires qualitative disclosures about the objectives and strategies of derivative instruments, quantitative disclosures about the fair value amounts of and gains and losses on derivative instruments, and disclosures of credit-risk-related contingent features in hedging activities. SFAS 161 is effective for fiscal years beginning after November 15, 2008. The Corporation will institute SFAS 161 during the fiscal year ending June 30, 2010 and its potential impact, if any, on the financial statements is currently being assessed by management.

Other. The preparation of financial statements in accordance with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts and disclosures in the financial statements. Actual results could differ from those estimates.

2. INVESTMENT MANAGEMENT AND PAYMENT TO AFFILIATED PERSONS

Management Fees. Waddell & Reed Investment Management Company (WRIMCO), a wholly owned subsidiary of Waddell & Reed, Inc. (W&R), serves as the Corporation's investment manager. The Corporation pays a fee for investment management services. The fee is computed and paid daily based on the net asset value at the close of business. Until September 30, 2006, the fee was payable by each Fund at the annual rates of:

Fund	Net Asset Breakpoints	Annual Rate
Accumulative Fund	Up to $1 Billion	0.700%
	Over $1 Billion up to $2 Billion	0.650%
	Over $2 Billion up to $3 Billion	0.600%
	Over $3 Billion	0.550%
Core Investment Fund	Up to $1 Billion	0.700%
	Over $1 Billion up to $2 Billion	0.650%
	Over $2 Billion up to $3 Billion	0.600%
	Over $3 Billion up to $6 Billion	0.550%
	Over $6 Billion	0.500%
Science and Technology Fund	Up to $1 Billion	0.850%
	Over $1 Billion up to $2 Billion	0.830%
	Over $2 Billion up to $3 Billion	0.800%
	Over $3 Billion	0.760%

Effective October 1, 2006, under terms of a settlement agreement reached in July 2006, the fee is as follows:

Fund	Net Asset Breakpoints	Annual Rate
Accumulative Fund	Up to $1 Billion	0.660%
	Over $1 Billion up to $2 Billion	0.640%
	Over $2 Billion up to $3 Billion	0.600%
	Over $3 Billion	0.550%
Core Investment Fund	Up to $1 Billion	0.650%
	Over $1 Billion up to $2 Billion	0.640%
	Over $2 Billion up to $3 Billion	0.600%
	Over $3 Billion	0.550%
Science and Technology Fund	Up to $1 Billion	0.830%
	Over $1 Billion up to $2 Billion	0.830%
	Over $2 Billion up to $3 Billion	0.800%
	Over $3 Billion	0.760%

Effective October 1, 2007, the following new breakpoints were added for Core Investment Fund:

	Over $5 Billion up to $6 Billion	0.525%
	Over $6 Billion	0.500%

During the six-month period ended December 31, 2008, the following amounts were waived:

Accumulative Fund.	$226
Core Investment Fund	303
Science and Technology Fund.	101

Accounting Services Fees. The Corporation has an Accounting Services Agreement with Waddell & Reed Services Company (WRSCO), an indirect subsidiary of WDR. Under the agreement, WRSCO acts as the agent in providing bookkeeping and accounting services and assistance to the Corporation, including maintenance of Fund records, pricing of Fund shares and preparation of certain shareholder reports. For these services, each Fund pays WRSCO a monthly fee of one-twelfth of the annual fee shown in the following table:

Accounting Services Fee

Average Net Asset Level (in millions)	Annual Fee Rate for Each Level
From $ 0 to $ 10	$ 0
From $ 10 to $ 25	$ 11.5
From $ 25 to $ 50	$ 23.1
From $ 50 to $ 100	$ 35.5
From $100 to $ 200	$ 48.4
From $200 to $ 350	$ 63.2
From $350 to $ 550	$ 82.5
From $550 to $ 750	$ 96.3
From $750 to $1,000	$ 121.6
$1,000 and Over	$ 148.5

In addition, for each class of shares in excess of one, each Fund pays WRSCO a monthly per-class fee equal to 2.5% of the monthly accounting services base fee.

Administrative Fee. Each Fund also pays monthly a fee at the annual rate of 0.01%, or one basis point, for the first $1 billion of net assets with no fee charged for net assets in excess of $1 billion. This fee may be voluntarily waived until a Fund's net assets are at least $10 million.

Shareholder Servicing. General. Under the Shareholder Servicing Agreement between the Corporation and WRSCO, with respect to Class A, Class B and Class C shares, for each shareholder account that was in existence at any time during the prior month each Fund pays a monthly fee as follows: Accumulative Fund and Science and Technology Fund – $1.5292; Core Investment Fund – $1.5792. For Class Y shares, each Fund pays a monthly fee equal to one-twelfth of 0.15 of 1% of the average daily net assets of the class for the preceding month. Each Fund also reimburses WRSCO for certain out-of-pocket costs for all classes.

Non-networked accounts. Effective September 1, 2006, the Shareholder Servicing Agreement with respect to Class A, Class B and Class C shares was revised so that the Fund pays WRSCO an annual fee (payable monthly) for each account of the Fund that is non-networked and is as shown above; however, WRSCO has agreed to reduce that fee if the number of total shareholders accounts within the Complex (Waddell & Reed Advisors Funds, Waddell & Reed InvestEd Portfolios, Inc., Ivy Funds and Ivy Funds, Inc.) reaches certain levels.

Networked accounts. For certain networked accounts (that is, those accounts whose Fund shares are purchased through certain financial intermediaries), WRSCO has agreed to reduce its per account fees charged to the Fund to $0.50 per month per shareholder account. Additional fees may be paid by the Fund to those intermediaries.

Broker accounts. Certain broker-dealers maintain shareholder accounts with the Fund through an omnibus account and provide transfer agent and other shareholder-related services that would otherwise be provided by WRSCO if the individual accounts that comprise the omnibus account were opened by their beneficial owners directly. Each Fund, or WRIMCO (including any affiliate of WRIMCO) or both, may pay such broker-dealers a per account fee for each open account within the omnibus account, or a fixed rate (e.g., 0.35%) fee, based on the average daily net asset value of the omnibus account (or a combination thereof).

Distribution and Service Plan for Class A Shares. Under a Distribution and Service Plan for Class A shares adopted by the Corporation pursuant to Rule 12b–1 under the Investment Company Act of 1940, each Fund may pay a distribution and/or service fee to W&R in an amount not to exceed 0.25% of the Fund's average annual net assets. The fee is to be paid to reimburse W&R for amounts it expends in connection with the distribution of the Class A shares and/or provision of personal services to Fund shareholders and/or maintenance of shareholder accounts.

Distribution and Service Plan for Class B and Class C Shares. Under the Distribution and Service Plan adopted by the Corporation for Class B shares and Class C shares, respectively, each Fund may pay W&R a service fee not to exceed 0.25% and a distribution fee not to exceed 0.75% of the Fund's average annual net assets attributable to that class to compensate W&R for its services in connection with the distribution of shares of that class and/or provision of personal services to Class B or Class C shareholders and/or maintenance of shareholder accounts of that class.

Sales Charges. As principal underwriter for the Corporation's shares, W&R receives gross sales commissions (which are not an expense of the Corporation) for Class A shares. A contingent deferred sales charge (CDSC) may be assessed against a shareholder's redemption amount of Class A, Class B and Class C shares and is paid to W&R. During the six-month period ended December 31, 2008, W&R received the following amounts in gross sales commissions and CDSC:

	Gross Sales Commissions	CDSC		
		Class A	Class B	Class C
Accumulative Fund.	$ 477	$2	$13	$1
Core Investment Fund	1,178	1	19	1
Science and Technology Fund.	1,095	1	22	2

With respect to Class A, Class B and Class C shares, W&R pays sales commissions and all expenses in connection with the sale of the Corporation's shares, except for registration fees and related expenses. During the six-month period ended December 31, 2008, W&R paid the following amounts: Accumulative Fund – $289; Core Investment Fund – $685 and Science and Technology Fund – $647.

Compensation to Directors. During the six-month period ended December 31, 2008, Accumulative Fund, Core Investment Fund and Science and Technology Fund paid Directors' regular compensation of $21, $44 and $33, respectively, which are included in other expenses.

3. INVESTMENT VALUATIONS

The Corporation has instituted Financial Accounting Standards Board Statement of Financial Accounting Standards No.157, Fair Value Measurements (FAS 157). In accordance with FAS 157, fair value is defined as the price that each Fund would receive upon selling an asset or paying to transfer a liability in an orderly transaction between market participants at the measurement date. FAS 157 also establishes a framework for measuring fair value and a three-level hierarchy for fair value measurements based upon the transparency of inputs to the valuation of an asset or liability. Inputs may be observable or unobservable and refer broadly to the assumptions that market participants would use in pricing the asset or liability. Observable inputs reflect the assumptions market participants would use in pricing the asset or liability based on market data obtained from sources independent of the reporting entity. Unobservable inputs reflect the reporting entity's own assumptions about the assumptions that market participants would use in pricing the asset or liability developed based on the best information available in the circumstances. An individual investment's fair value measurement is assigned a level based upon the observability of the inputs which are significant to the overall valuation. The three-tier hierarchy of inputs is summarized below.

Level 1 – quoted prices in active markets for identical securities

Level 2 – other significant observable inputs (including quoted prices for similar securities, interest rates, prepayment speeds, credit risk, etc.)

Level 3 – significant unobservable inputs (including the Fund's own assumptions in determining the fair value of investments)

The following tables summarize the valuation of each Fund's investments by the above FAS 157 fair value hierarchy levels as of December 31, 2008.

Accumulative Fund	Investments	Other Financial Instruments+
Level One – Quoted Prices	$1,033,683	$(18,187)
Level Two – Other Significant Observable Inputs	161,062	—
Level Three – Significant Unobservable Inputs	—	—
Total	$1,194,745	$(18,187)

Core Investment Fund	Investments	Other Financial Instruments+
Level One – Quoted Prices	$2,259,693	$ —
Level Two – Other Significant Observable Inputs	134,974	—
Level Three – Significant Unobservable Inputs	—	—
Total	$2,394,667	$ —

Science and Technology Fund	Investments	Other Financial Instruments+
Level One – Quoted Prices	$1,452,404	$ —
Level Two – Other Significant Observable Inputs	192,973	—
Level Three – Significant Unobservable Inputs	12,958	(10,480)
Total	$1,658,335	$(10,480)

The following tables are a reconciliation of Level 3 assets for which significant unobservable inputs were used to determine fair value:

Science and Technology Fund	Investments	Other Financial Instruments+
Beginning balance 6-30-08	$ —	$ 7
Net realized gain (loss)	—	(877)
Net change in unrealized appreciation (depreciation)	(1,845)	7,384
Net purchases (sales)	14,803	(16,994)
Transfers in and/or out of Level 3	—	—
Ending Balance 12-31-08	$12,958	$(10,480)
Net change in unrealized appreciation from investments still held as of 12-31-08	$ (1,845)*	$ 5,103

+Other financial instruments are derivative instruments not reflected in the schedule of investments, such as options, futures, forward currency contracts and swap contracts. Options are shown at market value above, but only appreciation (depreciation) is shown in the Statement of Assets and Liabilities.

*Net change in unrealized appreciation (depreciation) includes $76 from change in accrued amortization.

4. INVESTMENT SECURITIES TRANSACTIONS

For the six-month period ended December 31, 2008, the cost of purchases and the proceeds from maturities and sales of investment securities, other than U.S. Government and short-term securities were as follows:

	Purchases	Sales
Accumulative Fund.	$ 411,945	$ 479,183
Core Investment Fund	2,008,330	1,966,181
Science and Technology Fund.	630,632	302,998

For Federal income tax purposes, cost of investments owned at December 31, 2008 and the related unrealized appreciation (depreciation) were as follows:

	Cost	Appreciation	Depreciation	Aggregate Depreciation
Accumulative Fund.	$1,464,780	$ 82,309	$352,345	$(270,036)
Core Investment Fund	2,633,918	142,995	382,246	(239,250)
Science and Technology Fund. . .	2,063,347	135,529	540,541	(405,012)

5. FEDERAL INCOME TAX MATTERS

For Federal income tax purposes, the Funds' distributed and undistributed earnings and profit for the fiscal year ended June 30, 2008 and the related net capital losses and post-October activity were as follows:

	Accumulative Fund	Core Investment Fund	Science and Technology Fund
Net ordinary income.	$4,965	$ 37,343	$ 93,696
Distributed ordinary income	5,079	75,324	84,375
Undistributed ordinary income	1,453	8,156	44,419
Realized long term capital gains	—	74,625	404,779
Distributed long term capital gains.	—	406,476	432,104
Undistributed long term capital gains.	—	103	135,626
Post-October losses deferred	—	10,847	103

Internal Revenue Code regulations permit each Fund to defer into its next fiscal year net capital losses or net long-term capital losses and net foreign currency losses incurred between each November 1 and the end of its fiscal year (post-October losses).

Capital loss carryovers are available to offset future realized capital gain net income incurred in the eight taxable years succeeding the loss year for Federal income tax purposes. The following shows the totals by year in which the capital loss carryovers will expire if not utilized.

	Accumulative Fund
June 30, 2009.	$ 5,229
June 30, 2010.	917
June 30, 2011.	105,282
June 30, 2013.	37,199
Total carryover	$148,627

Ivy Growth Fund, one of the mutual funds managed by Ivy Investment Management Company (formerly Waddell & Reed Ivy Investment Company), was merged into Accumulative Fund as of June 15, 2003. At the time of the merger Ivy Growth Fund had capital loss carryovers available to offset future gains of the Fund. These carryovers are limited to $5,229 for the period ending June 30, 2009 and $917 for the period ending June 30, 2010, plus any unused limitations from the prior year.

6. MULTICLASS OPERATIONS

Transactions in capital stock for the six-month period ended December 31, 2008 are summarized below.

	Accumulative Fund	Core Investment Fund	Science and Technology Fund
Shares issued from sale of shares:			
Class A	17,909	20,889	9,073
Class B	259	363	252
Class C	290	350	142
Class Y	54	910	643
Shares issued from reinvestment of dividends and/or capital gains distribution:			
Class A	1,112	4,559	25,958
Class B	—	7	874
Class C	—	3	206
Class Y	6	77	788
Shares redeemed:			
Class A	(22,571)	(73,693)	(27,307)
Class B	(954)	(2,379)	(1,293)
Class C	(325)	(707)	(378)
Class Y	(62)	(395)	(872)
Increase (decrease) in outstanding capital shares	(4,282)	(50,016)	8,086
Value issued from sale of shares:			
Class A	$106,302	$ 96,689	$ 75,374
Class B	1,465	1,588	1,799
Class C	1,533	1,445	1,005
Class Y	338	3,784	5,728
Value issued from reinvestment of dividends and/or capital gains distribution:			
Class A	5,563	18,112	160,159
Class B	—	27	4,555
Class C	—	9	1,078
Class Y	30	313	5,180
Value redeemed:			
Class A	(138,849)	(338,123)	(215,182)
Class B	(5,618)	(10,545)	(9,261)
Class C	(1,884)	(3,047)	(2,569)
Class Y	(369)	(1,869)	(7,794)
Increase (decrease) in outstanding capital	$ (31,489)	$(231,617)	$ 20,072

Transactions in capital stock for the fiscal year ended June 30, 2008 are summarized below.

	Accumulative Fund	Core Investment Fund	Science and Technology Fund
Shares issued from sale of shares:			
Class A	21,394	35,438	18,635
Class B	391	675	488
Class C	248	433	258
Class Y	103	428	2,291
Shares issued from reinvestment of dividends and/or capital gains distribution:			
Class A	540	68,936	41,307
Class B	—	1,331	1,492
Class C	—	419	345
Class Y	2	875	999
Shares redeemed:			
Class A	(34,566)	(110,477)	(35,450)
Class B	(1,719)	(3,873)	(2,207)
Class C	(670)	(1,064)	(428)
Class Y	(109)	(2,373)	(1,276)
Increase (decrease) in outstanding capital shares	(14,386)	(9,252)	26,454
Value issued from sale of shares:			
Class A	$ 179,335	$221,962	$217,314
Class B	3,084	3,961	4,929
Class C	1,990	2,563	2,638
Class Y	861	2,693	27,842
Value issued from reinvestment of dividends and/or capital gains distribution:			
Class A	4,741	433,531	456,035
Class B	—	7,814	14,252
Class C	—	2,466	3,301
Class Y	20	5,499	11,664
Value redeemed:			
Class A	(289,580)	(690,345)	(410,508)
Class B	(13,694)	(22,598)	(21,900)
Class C	(5,310)	(6,193)	(4,293)
Class Y	(912)	(15,106)	(15,439)
Increase (decrease) in outstanding capital . .	$(119,465)	$ (53,753)	$285,835

7. OPTIONS

Options purchased by a Fund are accounted for in the same manner as marketable portfolio securities. The cost of portfolio securities acquired through the exercise of call options is increased by the premium paid to purchase the call. The proceeds from securities sold through the exercise of put options are decreased by the premium paid to purchase the put.

When a Fund writes (sells) an option, an amount equal to the premium received by the Fund is recorded as a liability. The amount of the liability is subsequently adjusted to reflect the current market value of the written option. The current market value of an option is the last sales price on the principal exchange on which the option is traded or, in the absence of transactions, the mean between the bid and asked prices or a value supplied by a broker-dealer. When an option expires on its stipulated expiration date or a Fund enters into a closing purchase transaction, the Fund realizes a gain (or loss if the cost of a closing purchase transaction exceeds the premium received when the call option was sold) and the liability related to such option is extinguished. When a written call option is exercised, the premium is added to the proceeds from the sale of the underlying security in determining whether the Fund has realized a gain or loss. For a Fund, when a written put option is exercised, the cost basis of the securities purchased by the Fund is reduced by the amount of the premium received. Investments in options, whether purchased or written, involve certain risks. Writing put options and purchasing call options may increase the Fund's exposure to the underlying security (or basket of securities). Purchasing put options and writing call options may decrease a Fund's exposure to the underlying security (or basket of securities). With written options, there may be times when a Fund will be required to purchase or sell securities to meet its obligation under the option contract where the required action is not beneficial to that Fund, due to unfavorable movement of the market price of the underlying security (or basket of securities). Additionally, to the extent a Fund enters into over-the-counter (OTC) option transaction with counterparties, that Fund will be exposed to the risk that counterparties to these OTC transactions, for whatever reason, will be unable to meet their obligations under the terms of the transaction.

For Accumulative Fund, transactions in written call options were as follows:

	Number of Contracts	Premium Received
Outstanding at June 30, 2008	34	$ 5,786
Options written	144	29,086
Options terminated in closing purchase transactions	(136)	(28,501)
Options exercised.	—	—
Options expired	(18)	(2,292)
Outstanding at December 31, 2008.	24	$ 4,079

For Accumulative Fund, transactions in written put options were as follows:

	Number of Contracts	Premium Received
Outstanding at June 30, 2008	11	$ 1,853
Options written	56	25,832
Options terminated in closing purchase transactions	(27)	(11,553)
Options exercised.	(13)	(5,177)
Options expired	(5)	(554)
Outstanding at December 31, 2008.	22	$10,401

For Science and Technology Fund, transactions in written call options were as follows:

	Number of Contracts	Premium Received
Outstanding at June 30, 2008	15	$ 2,275
Options written	61	31,161
Options terminated in closing purchase transactions	(18)	(14,141)
Options exercised.	—	—
Options expired	(16)	(2,405)
Outstanding at December 31, 2008.	42	$16,890

For Science and Technology Fund, transactions in written put options were as follows:

	Number of Contracts	Premium Received
Outstanding at June 30, 2008	—	$ —
Options written	4	5,279
Options terminated in closing purchase transactions	(4)	(5,279)
Options exercised.	—	—
Options expired	—	—
Outstanding at December 31, 2008.	—	$ —

8. AFFILIATED COMPANY TRANSACTIONS

A summary of the affiliated company transactions during the six-month period ended December 31, 2008 follows:

	6-30-08 Share Balance	Purchase Cost	Sales Cost	Realized Gain/ (Loss)	Distribu- tions Earned	12-31-08 Share Balance	12-31-08 Market Value
Science and Technology Fund							
ACI Worldwide, Inc.[1]	3,773	$ —	$ —	$ —	$ —	3,773	$59,997
Animal Health International, Inc.[1]	2,588	—	—	—	—	2,588	5,512
Aspen Technology, Inc.[1]	7,532	6,498	—	—	—	8,428	62,533
Cree, Inc.[1]	4,794	—	11,756	(914)	—	4,394	69,728
ESCO Technologies Inc.[1]	2,161	1,604	17,823	(115)	—	1,849	75,718
Euronet Worldwide, Inc.[1]	2,401	2,149	—	—	—	2,570	29,843
HMS Holdings Corp.[1]	1,662	—	30,904	15,419	—	—	—
Lawson Software, Inc.[1]	8,493	4,525	—	—	—	9,315	44,154
POWER-ONE, INC.[1]	6,152	—	—	—	—	6,152	7,321
TranS1 Inc.[1]	1,089	—	—	—	—	1,089	7,855
Ultralife Corporation[1]	1,284	—	—	—	—	1,284	17,224

(1)Non-income producing during the period.

9. REGULATORY AND LITIGATION MATTERS

On July 24, 2006, WRIMCO, W&R and WRSCO (collectively, Waddell & Reed) reached a settlement with each of the SEC, the New York Attorney General (NYAG) and the Securities Commissioner of the State of Kansas to resolve proceedings brought by each regulator in connection with its investigation of frequent trading and market timing in certain Waddell & Reed Advisors Funds.

Under the terms of the SEC's cease-and desist order (SEC Order), pursuant to which Waddell & Reed neither admitted nor denied any of the findings contained therein, among other provisions Waddell & Reed has agreed to: pay $40 million in disgorgement and $10 million in civil money penalties; cease and desist from violations of the antifraud provisions and certain other provisions of the federal securities laws; maintain certain compliance and ethics oversight structures; retain an independent consultant to periodically review Waddell & Reed's supervisory, compliance, control and other policies and procedures; and retain an independent distribution consultant (described below). According to the SEC Order, the SEC found that some market timers made profits in some of the Waddell & Reed Advisors Funds, and that this may have caused some dilution in those Funds. Also, the SEC found that Waddell & Reed failed to make certain disclosures to the Waddell & Reed Advisors Funds' Boards of Directors and shareholders regarding the market timing activity and Waddell & Reed's acceptance of service fees from some market timers.

The Assurance of Discontinuance with the NYAG (NYAG Settlement), pursuant to which Waddell & Reed neither admitted nor denied any of the findings contained therein, among its conditions requires that Waddell & Reed: reduce the aggregate investment management fees paid by certain of the Waddell & Reed Advisors Funds and certain of the Ivy Funds Variable Insurance Portfolios, Inc. (formerly, W&R Target Funds, Inc.) (the Funds) by $5 million per year for five years, for a projected total of $25 million in investment management fee reductions; bear the costs of an independent fee consultant to be retained by the Funds to review and consult regarding the Funds' investment management fee arrangements; and make additional investment management fee-related disclosures to Fund shareholders. The NYAG Settlement also effectively requires that the Funds implement certain governance measures designed to maintain the independence of the Funds' Boards of Directors and appoint an independent compliance consultant responsible for monitoring the Funds' and WRIMCO's compliance with applicable laws.

The consent order issued by the Securities Commissioner of the State of Kansas (Kansas Order), pursuant to which Waddell & Reed neither admitted nor denied any of the findings contained therein, requires Waddell & Reed to pay a fine of $2 million to the Office of the Commissioner.

The SEC Order further requires that the $50 million in settlement amounts described above will be distributed in accordance with a distribution plan developed by an independent distribution consultant, in consultation with Waddell & Reed, and that is agreed to by the SEC staff and the Funds' Disinterested Directors. The SEC Order requires that the independent distribution consultant develop a methodology and distribution plan pursuant to which Fund shareholders shall receive their proportionate share of losses, if any, suffered by the Funds due to market timing. Therefore, it is not currently possible to specify which particular Fund shareholders or groups of Fund shareholders will receive distributions of those settlement monies or in what proportion and amounts.

The foregoing is only a summary of the SEC Order, NYAG Settlement and Kansas Order. A copy of the SEC Order is available on the SEC's website at www.sec.gov. A copy of the SEC Order, NYAG Settlement and Kansas Order is available as part of the Waddell & Reed Financial, Inc. Form 8-K as filed on July 24, 2006.

In addition, pursuant to the terms of agreement in the dismissal of separate litigation, Waddell & Reed has also agreed to extend the reduction in the aggregate investment management fees paid by the Funds, as described above, for an additional five years.

10. SUBSEQUENT EVENT

On December 12, 2008, a special shareholder meeting for the Corporation was held to approve a proposed Agreement and Plan of Reorganization and Termination, pursuant to which each Fund would be reorganized into a corresponding series of a newly established Delaware statutory trust, to be named Waddell & Reed Advisors Funds. On January 30, 2009, that reorganization took place.

Renewal of Investment Management Agreement for Waddell & Reed Advisors Funds, Inc.

At its meeting on August 11, 12 and 13, 2008, the Corporation's Board of Directors, including all of the Disinterested Directors, considered and approved the continuance of the existing Investment Management Agreement ("Management Agreement") between WRIMCO and the Corporation with respect to each of Waddell & Reed Advisors Accumulative Fund, Waddell & Reed Advisors Core Investment Fund and Waddell & Reed Advisors Science and Technology Fund. The Disinterested Directors were assisted in their review by independent legal counsel and met with such counsel separately from representatives of WRIMCO. The Disinterested Directors also received and considered a memorandum from their independent legal counsel regarding the Disinterested Directors' responsibilities in evaluating the Management Agreement for each Fund. This memorandum explained the regulatory requirements pertaining to the Disinterested Directors' evaluation of the Management Agreement. In addition, the Disinterested Directors engaged an independent fee consultant whose responsibilities included managing the process by which the proposed management fees under the Management Agreement were negotiated with WRIMCO.

Prior to the Board meeting, independent legal counsel sent to WRIMCO a request for information to be provided to the Directors in connection with their consideration of the continuance of the Management Agreement with respect to each Fund. WRIMCO provided materials to the Directors that included responses to the request letter and other information WRIMCO believed was useful in evaluating the continuation of the Management Agreement. Thereafter, independent legal counsel sent to WRIMCO a supplemental request for certain additional information, and WRIMCO provided additional information in response to this request. The Directors also received reports prepared by an independent third party, Lipper Inc. ("Lipper"), relating to each Fund's performance and expenses compared to the performance of the universe of comparable mutual funds selected by Lipper (the "Performance Universe") and to the expenses of a peer group of comparable funds selected by Lipper (the "Peer Group"), respectively. Further, the Directors received a written evaluation from the independent fee consultant, a summary of which is included in this Semiannual Report. At their meeting, the Directors received a presentation from representatives of WRIMCO regarding services provided by it and its affiliates (collectively, "W&R") to each Fund. In addition, during the course of the year, WRIMCO had provided information relevant to the Directors' consideration of the continuance of the Management Agreement with respect to each Fund.

Nature, Extent and Quality of Services Provided to the Funds

The Directors considered the nature, extent and quality of the services provided to each Fund pursuant to the Management Agreement and also the overall fairness of the Management Agreement as to each Fund.

The Directors considered WRIMCO's research and portfolio management capabilities and that W&R also provides oversight of day-to-day fund operations, including but not limited to fund accounting and administration and assistance in meeting legal and regulatory requirements. The Directors also considered WRIMCO's practices regarding the selection and compensation of brokers and dealers that execute portfolio transactions for each Fund, those brokers' and dealers' provision of brokerage and research services to WRIMCO, and the benefits derived by the other funds in the Advisors Fund Complex and by other clients of WRIMCO from such services. The Directors also considered the favorable history, reputation, qualification and background of WRIMCO and W&R's extensive administrative, accounting and compliance infrastructure.

Fund Performance, Management Fee and Expense Ratio. The Directors considered each Fund's performance, both on an absolute basis and in relation to the performance of its Performance Universe. Each Fund's performance was also compared to relevant market indices and to a Lipper index, as applicable.

The Directors considered the management fees and total expenses of each Fund and also considered each Fund's management fees and total expenses in relation to the management fees and total expenses, respectively, of its Peer Group. The Directors' review also included consideration of each Fund's management fees at various asset levels, which reflected breakpoints in the management fee structure, and average account size information. In addition, the Directors considered, for each Fund, the investment management fees, if any, paid to WRIMCO (or its affiliate) by other mutual funds managed by WRIMCO (or its affiliate) with a similar investment objective (or objectives) and similar investment policies and strategies as the Fund ("Similar Funds"). The Directors also considered, for each Fund, the subadvisory fees, if any, paid to WRIMCO (or its affiliate) by other mutual funds advised by WRIMCO (or its affiliate), as well as the management fees, if any, paid by other client accounts managed by WRIMCO (or its affiliate), with a similar investment objective (or objectives) and similar investment policies and strategies as the Fund ("Other Accounts").

Additional Considerations with Respect to Each Fund

Waddell & Reed Advisors Accumulative Fund

The Directors considered that Waddell & Reed Advisors Accumulative Fund's total return performance was higher than the Performance Universe median and the Lipper index for the one-, three-, and ten-year periods.

The Directors considered the range and average of the management fees and expense ratios of the Peer Group. They considered that the Fund's management fee and overall expense ratio were lower than the Peer Group median. They considered that the Fund's non-management fee expenses were lower than the Peer Group median both on an unadjusted basis and when adjusted for the Fund's average account size. The Directors considered the transfer agency fee reduction that became effective September 1, 2006. They also considered that, with the breakpoints in the fee schedule, the Fund's effective management fees at various asset levels were lower than the asset-weighted average for its Peer Group.

The Directors also considered that there were no Similar Funds or Other Accounts.

Waddell & Reed Advisors Core Investment Fund

The Directors considered that Waddell & Reed Advisors Core Investment Fund's total return performance was higher than the Performance Universe median and the Lipper index for the one-, three-, five-, seven-, and ten-year periods.

The Directors considered the range and average of the management fees and expense ratios of the Peer Group. They considered that the Fund's management fee and overall expense ratio were higher than the Peer Group median. They considered that the Fund's non-management fee expenses were higher than the Peer Group median on an unadjusted basis but that, when adjusted for the Fund's smaller average account size, the non-management fee expenses were lower than the Peer Group median. The Directors considered the transfer agency fee reduction that became effective September 1, 2006. They also considered that, with the breakpoints in the fee schedule, the Fund's effective management fees at various asset levels were higher than the asset-weighted average for its Peer Group, except for an asset level at which the Fund's effective management fees were lower.

The Directors also considered that the Similar Funds had advisory fee schedules that were higher than the Fund's advisory fee schedule and that the Other Accounts had average advisory fees that were lower than the management fee of the Fund. The Directors considered the relevance of the fee information provided for the Similar Funds and Other Accounts to evaluate the appropriateness and reasonableness of the Fund's management fee. The Directors recognized that differences in fees paid by the Other Accounts were consistent with the additional management and other services provided by WRIMCO to the Fund.

Waddell & Reed Advisors Science and Technology Fund

The Directors considered that Waddell & Reed Advisors Science and Technology Fund's total return performance was higher than the Performance Universe median and the Lipper index for the one-, three-, five-, seven-, and ten-year periods.

The Directors considered the range and average of the management fees and expense ratios of the Peer Group. They considered that the Fund's management fee was higher than the Peer Group median but that the overall expense ratio was lower than the Peer Group median. They considered that the Fund's non-management fee expenses were lower than the Peer Group median both on an unadjusted basis and when adjusted for the Fund's average account size. The Directors considered the transfer agency fee reduction that became effective September 1, 2006. They also considered that, with the breakpoints in the fee schedule, the Fund's effective management fees at various asset levels were higher than the asset-weighted average for its Peer Group.

The Directors also considered that the Similar Funds had advisory fee schedules that were the same as or higher than the Fund's advisory fee schedule and that the Other Accounts had average advisory fees that were lower than the management fee of the Fund. The Directors considered the relevance of the fee information provided for the Similar Funds and Other Accounts to evaluate the appropriateness and reasonableness of the Fund's management fee. The Directors recognized that differences in fees paid by the Other Accounts were consistent with the additional management and other services provided by WRIMCO to the Fund.

Profitability and Economies of Scale

The Directors also considered that each Fund's management fee structure includes breakpoints that provide for a reduction of payments to reflect anticipated economies of scale. The Directors also considered the management fee rate reductions that became effective October 1, 2006, for each Fund and certain other funds in the Advisors Fund Complex, and the anticipated impact of the fee rate reduction for the Fund on its investment management fees and overall expense ratio. With respect to Core Investment Fund, the Directors also considered the additional management fee breakpoint of 2.5 basis points at asset levels over $5 billion and up to $6 billion that became effective October 1, 2007. In concluding that the benefits accruing to WRIMCO and its affiliates by virtue of their relationship to a Fund were reasonable in comparison with the costs of providing the investment management services and the benefits accruing to the Fund, the Directors considered specific data as to WRIMCO's profit with respect to the Fund for a recent period. The Directors also considered WRIMCO's methodology for determining this data. In addition, the Directors considered the soft dollar arrangements with respect to each Fund's portfolio transactions.

In determining whether to approve the proposed continuance of the Management Agreement as to a Fund, the Directors considered the best interests of the Fund and the overall fairness of the proposed Management Agreement. The Directors considered the following factors to be of primary importance to their approval of the continuance of the Management Agreement as to a Fund, without any one factor being dispositive:

- the performance of the Fund compared with the average performance of its Performance Universe and with relevant indices;
- the Fund's investment management fees and total expenses compared with the management fees and total expenses of the Peer Group;
- the existence or appropriateness of breakpoints in the Fund's management fees;
- the cost/profitability to WRIMCO and any actual or anticipated economies of scale in relation to the services it provides to the Fund;
- the other benefits that accrue to WRIMCO as a result of its relationship to the Fund; and
- the favorable history, reputation, qualification and background of WRIMCO as well as the qualifications of its personnel.

Based on the discussions, considerations and information described generally above, including the evaluation provided by the independent fee consultant, the Board determined that each Fund's Management Agreement is fair and reasonable and that continuance of the Management Agreement is in the best interests of the Fund. In reaching these determinations as to each Fund, the Board concluded that: the nature, extent and quality of the services provided by WRIMCO for the Fund are adequate and appropriate; the performance of the Fund was satisfactory; it retained confidence in WRIMCO's overall ability to manage the Fund; and the management fee paid to WRIMCO is reasonable in light of comparative management fee information, the breakpoints in the proposed management fee for the Fund, the services provided by WRIMCO, the costs of the services provided, and the profits realized and other benefits likely to be derived by WRIMCO from its relationship with the Fund.

The Disinterested Directors of Waddell & Reed Advisors Funds, Ivy Funds Variable Insurance Portfolios, Inc.[1] and Waddell & Reed InvestEd Portfolios, Inc. (the "Funds") have appointed an independent fee consultant. Below is a summary of the written fee evaluation of such consultant for the most recent year.

Summary

Pursuant to the Assurance of Discontinuance between Waddell & Reed, Inc., Waddell & Reed Investment Management Company ("WRIMCO") and Waddell & Reed Services Company ("WRSCO") (collectively, "Waddell") and the Office of the New York Attorney General dated July 10, 2006 ("AOD"), the Disinterested Directors of each Fund's Board appointed an Independent Fee Consultant ("IFC") to manage the process by which proposed management fees paid by the Funds to WRIMCO are negotiated. The IFC does not replace the Directors in negotiating management fees and does not substitute his or her judgment for that of the Directors about the reasonableness of the proposed fees.

In the IFC's 2008 written evaluation of the proposed management fees of the Funds ("Report"), the IFC addressed the following six factors:

1. The nature and quality of Waddell's services, including Fund performance

2. Management fees (including any components thereof) charged by other mutual fund companies for like services

3. Possible economies of scale as the Funds grow larger

4. Management fees (including any components thereof) charged to institutional and other clients of Waddell for like services

5. Costs to Waddell and its affiliates of supplying services pursuant to the management fee agreements, excluding any intra-corporate profit

6. Profit margins of Waddell and its affiliates from supplying such services

The following is a summary of the Report's discussion of the contract renewal process, related materials, and the IFC's findings.

Analysis of the Process

The Report noted that the Boards previously created the Special Compliance & Governance Committee ("Compliance Committee"), which is composed of Disinterested Directors and charged with the responsibility for certain work associated with the contract renewal process.

The Report stated that the contract renewal process includes a number of sequential steps by which the Disinterested Directors go about determining the reasonableness of the proposed management fees for the Funds in the context of their annual consideration of the proposed continuance of the Funds' respective investment management agreements with WRIMCO and the sub-advisory agreements with certain sub-advisors. The Report stated that the IFC participated throughout the contract renewal process.

The Disinterested Directors instructed independent legal counsel to the Disinterested Directors, K&L Gates LLP ("K&L Gates"), to prepare a letter requesting information from WRIMCO needed for the contract renewal process, which was provided. Lipper, Inc. ("Lipper") was asked to provide independently compiled comparative information about the Funds. The Report stated that Lipper selected the peer group with input from WRIMCO to ensure that Lipper understood

---

1. Formerly, W&R Target Funds, Inc.

the investment and distribution intricacies of the Funds and that the IFC observed and concurred in the selection.

The Report noted that the Compliance Committee met with the IFC and K&L Gates to discuss the information provided by WRIMCO and Lipper and to determine whether to request any additional information from WRIMCO prior to the August Disinterested Directors and Board meetings. At the Compliance Committee's direction, K&L Gates sent a supplemental request to WRIMCO for certain additional information, which was provided prior to the Disinterested Directors' August 2008 meetings.

Analysis of Materials

Materials refer to the informational materials that were prepared by Waddell and Lipper in response to the data requested by the Disinterested Directors through the Compliance Committee and K&L Gates. The IFC reviewed the information produced and found it to be responsive to the requests by the Disinterested Directors. He also reviewed certain other materials that he considered relevant.

The IFC used these materials to analyze trends and comparative information about the six factors listed above. The Report noted that, apart from these materials, the Disinterested Directors also received information throughout the year, some of which the IFC reviewed, that was also relevant to the contract renewal process.

(1) Nature and Quality of Services

In the Report, the IFC commented on the investment performance of the Funds. The performance data for these comparisons were drawn from the Lipper materials. Performance information was based on March 31, 2008 data, and references in the Report to 1-, 3- and 5-year periods referred to the periods ended on March 31, 2008.

The Report stated that the IFC's experience is that fund directors should focus on longer-term performance during the contract renewal process (though they may choose to focus on shorter-term performance for other purposes). Accordingly, the Report concentrated on 3-year performance in comparison to the "performance universe," rather than on the more limited "performance group," because, in the IFC's experience, fund investors are more typically concerned with the objective and style of management than the size of the fund. The Report recommended that the Disinterested Directors focus on a 3-year view of investment performance for the purposes of contract renewal, because it is long enough to reflect most market cycles and short enough to be relevant to the holding period for many mutual fund shareholders.

The Report stated that, overall, the Funds reflect strong and improving performance in the 1-, 3- and 5-year periods. The collective (Advisors Funds, Ivy VIP Funds and InvestEd Portfolios together) 5-year performance has 50% of the Funds in the first two quintiles of their performance universe and 3% in the 5th quintile. The 3-year figures improve to 65% of the Funds in the first two quintiles and 8% in the 5th quintile, and the 1-year figures reflect similar performance with 64% in the first two quintiles and 5% in the 5th quintile. Emphasizing the improvement, the Report noted that the 1-year short-term performance has only 7% of the Funds in the combined 4th and 5th quintiles, a decrease from 18% in the 3-year performance, and 31% in the 5-year performance periods.

Although the IFC found that the Funds have strong performance, it also noted that certain Funds have experienced either continuing or recent challenges. The IFC suggested that the Disinterested Directors request additional information from WRIMCO regarding certain Funds. The Disinterested Directors reviewed the information provided by WRIMCO.

The Report suggested that, if a Fund consistently demonstrates poor performance, higher than average expenses, or a combination of both, it may be appropriate for the Disinterested Directors to consider taking affirmative action. Possible actions cited by the Report include requesting more frequent reports, WRIMCO's providing more research support, WRIMCO's providing more portfolio management capability, seeking an outside sub-advisor, or requesting a voluntary fee waiver. The IFC did not identify any individual Funds that required this attention at this time.

The Report noted that, with respect to services provided by WRIMCO affiliates, WRSCO maintained internal statistics to track shareholder service quality, which showed marked improvement in 2008, and also retained Dalbar, Inc. to provide an independent quality assessment. WRSCO scored either very good or excellent in all categories evaluated by Dalbar.

(2) Fund Fees

The Report stated that information for this metric is drawn from the Lipper analysis and is compared with a peer group for each Fund. The Report noted that the majority of Funds have management fees above the median of their peer groups. It concluded that, overall, more Funds have improved their comparative ranking of actual management fees in 2008 than declined.

The Report also noted that, in general, the Funds have higher total expenses than the peer group and that this is often caused by non-management fees. The Report noted that a number of Advisors Funds have smaller average account sizes relative to the general mutual fund industry and commented on the impact of such account sizes on the Funds' non-management expenses. The Report also noted the Disinterested Directors' prior discussions regarding possible means of addressing this impact and their continuing attention to this matter.

(3) Possible Economies of Scale

The Report noted that economies of scale occur when assets grow and a fund's fixed costs are spread over a larger asset base. The Report also pointed out that fund managers usually share economies of scale by implementing breakpoints, or scale-downs, in the structure of the management fee. As a general rule, fund directors establish breakpoints prospectively at an asset level beyond the current asset level so that shareholders benefit from future asset growth. Lipper provided the Disinterested Directors with a comprehensive listing of breakpoints in the Funds and compared the Funds' and peer groups' effective fees at uniform asset levels.

The IFC found that the Funds, except for Waddell & Reed Advisors Cash Management Fund and Ivy VIP Money Market Fund, already have breakpoints in place and that these breakpoints appear adequate in providing economies of scale. However, the IFC suggested that the Disinterested Directors review the current breakpoint structure of certain Funds to determine whether an adjustment might be needed. The Disinterested Directors did so and determined that the current breakpoint structure of the Funds is appropriate.

(4) Management Fees for Comparable and Alternative Products

The Report noted that the Advisors and Ivy VIP Funds have Funds with similar investment styles and therefore anticipated comparable management fees. The Report stated that management fee variances can be explained with the larger average asset size of the Advisors Funds, causing some of the Funds to reach breakpoints and reductions in management fees, or Funds that have remaining waivers. The Report further stated that, although their management fees are comparable, the Advisors Fund total expense ratio is on average higher than the comparable Ivy VIP Fund total expense ratio because of the shareholder service expenses of the Advisors Fund.

The Report noted that WRIMCO manages money for different types of clients besides mutual funds. These include corporate and municipal pension funds and investment pools for wealthy individuals (collectively, "separate accounts"). Several of these separate accounts are managed with the same investment objective and in the same style as some of the Advisors and Ivy VIP

Funds. In most cases, the data provided by WRIMCO show that net management fees for the Funds are higher than that of the equivalent separate accounts. WRIMCO has explained these differences by reference to the different type of responsibilities borne by WRIMCO as a mutual fund manager and as a separate account manager. The IFC found these differences reasonable.

(5) Costs to Waddell and its Affiliates of Supplying Services

The Report pointed out that an important component of the profit margin analysis involves ensuring that advisor's allocation procedures are reasonable and consistent from year to year. WRIMCO uses multiple methodologies for allocation including assets, revenue, time, and square footage. The Report found that the bases of allocation have remained consistent over the past several years and that the allocation methodologies are reasonable.

(6) Profit Margins from Supplying Management Services

The Report noted that the disinterested directors of mutual funds are required to assess that the profitability of the advisory contracts to the advisor is not excessive. In connection with the Fund-by-Fund profitability review, WRIMCO provided an analysis of the profitability of each Fund. The IFC did not find the profit margins excessive.

The Report also noted that disinterested directors often review the overall profitability of the investment management company. Lipper provided benchmarks against which to evaluate the overall profitability of Waddell and other public companies in the investment business. The Report found that this analysis places Waddell near the median of Lipper peers.

***

The Report stated that the IFC monitored the process, reviewed the materials, and reached the following conclusions:

- The contract renewal process conducted under the supervision of the Disinterested Directors has been careful, deliberate, and conscientious.
- The materials were prepared without bias and in sufficient detail to facilitate meaningful decisions by the Disinterested Directors and the full Boards.
- The discussion which took place leading up to and at the Disinterested Directors and Board meetings was substantive and conducted in accordance with the best interests of the shareholders of the Funds.

Shareholder Meeting Results

On December 12, 2008, a special shareholder meeting (Meeting) for Waddell & Reed Advisors Funds, Inc. Accumulative Fund (Fund) was held at the offices of Waddell & Reed Financial, Inc., 6300 Lamar Avenue, Overland Park, Kansas, 66202. The Meeting was held for the following purpose (and with the following results):

Proposal 1: To elect thirteen Directors for the Fund.

Michael L. Avery

For	Against
795,844,650.407	25,297,100.106

Jarold W. Boettcher

For	Against
795,637,051.040	25,504,699.473

James M. Concannon

For	Against
795,161,956.164	25,979,794.349

John A. Dillingham

For	Against
795,203,907.465	25,937,843.048

David P. Gardner

For	Against
794,131,407.623	27,010,342.890

Joseph Harroz, Jr.

For	Against
796,047,159.784	25,094,590.729

John F. Hayes

For	Against
791,198,980.164	29,942,770.349

Robert L. Hechler

For	Against
790,716,647.212	30,425,103.301

Albert W. Herman

For	Against
794,976,823.833	26,164,926.680

Henry J. Herrmann

For	Against
795,186,484.228	25,955,266.285

Glendon E. Johnson, Sr.

For	Against
792,506,627.592	28,635,122.921

Frank J. Ross, Jr.

For	Against
795,526,741.963	25,615,008.550

Eleanor B. Schwartz

For	Against
794,616,847.649	26,524,902.864

Proposal 2: To approve for the Fund a proposed Agreement and Plan of Reorganization and Termination, pursuant to which the Fund would be reorganized into a corresponding series of a newly established Delaware statutory trust, to be named Waddell & Reed Advisors Funds.

For	Against	Abstain
142,490,156.541	4,730,031.122	6,181,564.961

On December 12, 2008, a special shareholder meeting (Meeting) for Waddell & Reed Advisors Funds, Inc. Core Investment Fund (Fund) was held at the offices of Waddell & Reed Financial, Inc., 6300 Lamar Avenue, Overland Park, Kansas, 66202. The Meeting was held for the following purpose (and with the following results):

Proposal 1: To elect thirteen Directors for the Fund.

Michael L. Avery
For	Against
795,844,650.407	25,297,100.106

Jarold W. Boettcher
For	Against
795,637,051.040	25,504,699.473

James M. Concannon
For	Against
795,161,956.164	25,979,794.349

John A. Dillingham
For	Against
795,203,907.465	25,937,843.048

David P. Gardner
For	Against
794,131,407.623	27,010,342.890

Joseph Harroz, Jr.
For	Against
796,047,159.784	25,094,590.729

John F. Hayes
For	Against
791,198,980.164	29,942,770.349

Robert L. Hechler
For	Against
790,716,647.212	30,425,103.301

Albert W. Herman
For	Against
794,976,823.833	26,164,926.680

Henry J. Herrmann
For	Against
795,186,484.228	25,955,266.285

Glendon E. Johnson, Sr.
For	Against
792,506,627.592	28,635,122.921

Frank J. Ross, Jr.
For	Against
795,526,741.963	25,615,008.550

Eleanor B. Schwartz
For	Against
794,616,847.649	26,524,902.864

Proposal 2: To approve for the Fund a proposed Agreement and Plan of Reorganization and Termination, pursuant to which the Fund would be reorganized into a corresponding series of a newly established Delaware statutory trust, to be named Waddell & Reed Advisors Funds.

For	Against	Abstain
367,552,715.044	12,717,807.375	16,116,365.113

On December 12, 2008, a special shareholder meeting (Meeting) for Waddell & Reed Advisors Funds, Inc. Science and Technology Fund (Fund) was held at the offices of Waddell & Reed Financial, Inc., 6300 Lamar Avenue, Overland Park, Kansas, 66202. The Meeting was held for the following purpose (and with the following results):

Proposal 1: To elect thirteen Directors for the Fund.

Michael L. Avery
For	Against
795,844,650.407	25,297,100.106

Jarold W. Boettcher
For	Against
795,637,051.040	25,504,699.473

James M. Concannon
For	Against
795,161,956.164	25,979,794.349

John A. Dillingham
For	Against
795,203,907.465	25,937,843.048

David P. Gardner
For	Against
794,131,407.623	27,010,342.890

Joseph Harroz, Jr.
For	Against
796,047,159.784	25,094,590.729

John F. Hayes
For	Against
791,198,980.164	29,942,770.349

Robert L. Hechler
For	Against
790,716,647.212	30,425,103.301

Albert W. Herman
For	Against
794,976,823.833	26,164,926.680

Henry J. Herrmann
For	Against
795,186,484.228	25,955,266.285

Glendon E. Johnson, Sr.
For	Against
792,506,627.592	28,635,122.921

Frank J. Ross, Jr.
For	Against
795,526,741.963	25,615,008.550

Eleanor B. Schwartz
For	Against
794,616,847.649	26,524,902.864

Proposal 2: To approve for the Fund a proposed Agreement and Plan of Reorganization and Termination, pursuant to which the Fund would be reorganized into a corresponding series of a newly established Delaware statutory trust, to be named Waddell & Reed Advisors Funds.

For	Against	Abstain
135,139,583.862	5,187,930.680	5,409,743.102

On January, 2009, each Fund was reorganized as a series of Waddell & Reed Advisors Funds, a Delaware statutory trust.

Proxy Voting Information

Proxy Voting Guidelines

A description of the policies and procedures Waddell & Reed Advisors Group of Mutual Funds uses to determine how to vote proxies relating to portfolio securities is available (i) without charge, upon request, by calling 1.888.WADDELL and (ii) on the Securities and Exchange Commission's (SEC) website at www.sec.gov.

Proxy Voting Records

Information regarding how each Fund voted proxies relating to portfolio securities during the most recent 12-month period ended June 30 is available on Form N-PX through Waddell & Reed's website at www.waddell.com and on the SEC's website at www.sec.gov.

Quarterly Portfolio Schedule Information

A complete schedule of portfolio holdings for the first and third quarters of each fiscal year will be filed with the Securities and Exchange Commission (SEC) on the Corporation's Form N-Q. This form may be obtained in the following ways:

- On the SEC's website at www.sec.gov.
- For review and copy at the SEC's Public Reference Room in Washington, DC. Information on the operations of the Public Reference Room may be obtained by calling 1.800.SEC.0330.
- On Waddell & Reed's website at www.waddell.com.

To All Traditional IRA Planholders:

As required by law, we are hereby providing notice to you that income tax may be withheld automatically from any distribution or withdrawal from a traditional IRA. A Fund is generally required to withhold taxes unless you make a written election not to have taxes withheld. The election may be made on the distribution/withdrawal form provided by Waddell & Reed, Inc. which can be obtained from your Waddell & Reed financial advisor or by submitting Internal Revenue Service Form W–4P. Once made, an election can be revoked by providing written notice to Waddell & Reed, Inc. If you elect not to have tax withheld you may be required to make payments of estimated tax. Penalties may be imposed by the IRS if withholding and estimated tax payments are not adequate.

This page is for your notes and calculations.

This page is for your notes and calculations.

The Waddell & Reed Advisors Funds Family

Global/International Funds

    Waddell & Reed Advisors International Growth Fund

Domestic Equity Funds

    Waddell & Reed Advisors Accumulative Fund

    Waddell & Reed Advisors Core Investment Fund

    Waddell & Reed Advisors Dividend Opportunities Fund

    Waddell & Reed Advisors New Concepts Fund

    Waddell & Reed Advisors Small Cap Fund

    Waddell & Reed Advisors Tax-Managed Equity Fund

    Waddell & Reed Advisors Value Fund

    Waddell & Reed Advisors Vanguard Fund

Fixed Income Funds

    Waddell & Reed Advisors Bond Fund

    Waddell & Reed Advisors Global Bond Fund

    Waddell & Reed Advisors Government Securities Fund

    Waddell & Reed Advisors High Income Fund

    Waddell & Reed Advisors Municipal Bond Fund

    Waddell & Reed Advisors Municipal High Income Fund

Money Market Funds

    Waddell & Reed Advisors Cash Management

Specialty Funds

    Waddell & Reed Advisors Asset Strategy Fund

    Waddell & Reed Advisors Continental Income Fund

    Waddell & Reed Advisors Energy Fund

    Waddell & Reed Advisors Retirement Shares

    Waddell & Reed Advisors Science and Technology Fund

1.888.WADDELL
Visit us online at www.waddell.com

Investors should consider the investment objectives, risks, charges and expenses of a fund carefully before investing. For a prospectus containing this and other information for the Waddell & Reed Advisors Funds, call your financial advisor or visit us online at www.waddell.com. Please read the prospectus carefully before investing.



WADDELL & REED
Advisors Funds

6300 Lamar Avenue
P.O. Box 29217
Shawnee Mission, KS 66201-9217

Waddell & Reed, Inc.

www.waddell.com

NUR1022SA (12-08)

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WADDELL & REED